FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of January 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Form 6-K consists of the following financial information:

A.   INFORMATION CONCERNING B.O.S BETTER ONLINE SOLUTIONS LTD.:

(i) Management's Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2004 and September 30, 2003.

(ii) Unaudited Financial Statements as of September 30, 2004.

(iii) Unaudited Proforma Condensed Combined Financial Statements (reflecting the acquisition of shares of Odem Electronic Technologies 1992 Ltd. and of the assets of Quasar Communication Systems Ltd.)

B.   INFORMATION CONCERNING SURF COMMUNICATIONS SOLUTIONS LTD.

     Unaudited Interim Consolidated Financial Statements as of September 30,
     2004.

C.   INFORMATION CONCERNING QUASAR COMMUNICATION SYSTEMS LTD.

     Financial Statements as of December 31, 2003.

     Unaudited Interim Financial Statements as of September 28, 2004.

D.   INFORMATION CONCERNING ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

     Consolidated Financial Statements as of December 31, 2003.

     Unaudited Interim Consolidated Financial Statements as of September 30,
     2004.

Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO

Dated: January 10, 2005

RESULTS OF OPERATION

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

Revenues for the nine months ended September 30, 2004 were $4,043 thousands compared to $4,202 thousands recorded for the nine months ended September 30, 2003.

Gross profit for the nine months ended September 30, 2004 was $2,116 thousands, or 52.3% of revenues, compared to $3,141 thousands or 74.7% of revenues for the nine months ended September 30, 2003 (or $2,802 thousands and 66.7% of revenues, when excluding income of $339 thousands in the nine months ended September 30, 2003 due to a reversal of a non-recurring royalty for the Office of the Israeli Chief Scientist). The major reason for the decrease in gross profit was an increase in revenues from new products with lower gross margins such as Thin Clients, which were introduced in 2004.

Research and development expenses for the nine months ended September 30, 2004 were $1,559 thousands compared to $1,686 thousands for the nine months ended September 30, 2003. This decrease was mainly due to a reduction of 16% of our research and development workforce. Income from grants and participation in research and development cost represent funding that we received from the Office of the Chief Scientist. The approved grant by the Office of the Chief Scientist for the year 2004 was $511 thousands compared to $283 thousands for the year 2003. As a result, the income from grants for the nine months ended September 30, 2004 was $370 thousands compared to $202 thousands in the nine months ended September 30, 2003.

Selling and marketing expenses for the nine months ended September 30, 2004 were $933 thousands compared to $1,934 thousands for the nine months ended September 30, 2003, a 51.7% decrease. The decrease in selling and marketing expenses for the nine months ended September 30, 2004 resulted from a reorganization of our sales and marketing organization. In Europe, up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Currently, we market our products through local distributors that provide pre and post-sales support. Products sold in the rest of the world are serviced from our headquarters in Israel. In addition, as a result of the reorganization, in the nine months ended September 30, 2003, we recorded a restructuring cost of $592 thousands.

General and administrative expenses for the nine months ended September 30, 2004 increased to $1,152 thousands compared to $1,020 thousands for the nine months ended September 30, 2003, mainly due to the increase in management human resources.

Equity losses of an affiliated company, Surf Communications Solutions Ltd. for the nine months ended September 30, 2004 amounted to $215 thousands compared to $341 thousands for the nine months ended September 30, 2003.

Net loss from continuing operations for the nine months ended September 30, 2004 was reduced by 32% to $1,424 thousands from $2,093 thousands for the nine months ended September 30, 2003.

The net loss related to the discontinuing operations for the nine months ended September 30, 2004 was $18 thousands compared to an income of $2,114 thousands in the nine months ended September 30, 2003. The income in the nine months ended September 30, 2003 resulted from debt settlement with the external creditors of Pacific Information Systems Inc., for an amount that was significantly lower than the face value of the debt.

The total net loss for the nine months ended September 30, 2004 was $1,442 thousands, compared to net income of $21 thousands in the nine months ended September 30, 2003. On a per share basis, the net loss for the nine months ended September 30, 2004 was $0.35 per share compared to a $0.01 net earning per share in the nine months ended September 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

We finance our activities by different means, including equity financings, long-term loans, grants from the Office of the Chief Scientist in Israel and income from operating activities.

In December 2003, we received net proceeds of $928 thousands from a private placement with two European investors. We issued these investors 357,143 ordinary shares at a price per share of $2.80. We also granted these investors certain incidental registration rights with respect to the ordinary shares they purchased.

On June 10, 2004, we entered into a Securities Purchase Agreement with Laurus Master Fund Ltd., under which we issued and sold to Laurus in a private placement a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 and a warrant to purchase 130,000 ordinary shares at an exercise price of $4.04 per share. The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 3%, subject to reduction if the average closing price of the our ordinary shares exceeds certain benchmarks. The proceeds from the private placement are being used for general working capital purposes and/or mergers and acquisitions.

The Note is convertible into our ordinary shares at a price of $3.08 per share (subject to adjustment). The principal amount of the Note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and may be paid in cash or, subject to certain conditions, in ordinary shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in ordinary shares. The Note is secured by a security interest on certain of our assets.

We also entered into a Registration Rights Agreement with Laurus pursuant to which we agreed to prepare and file with the Securities and Exchange Commission within 45 days a registration statement covering the resale of the ordinary shares that are issuable upon conversion of the Note (including interest) and/or exercise of the Warrants. A delay in the effectiveness of the registration of our ordinary shares beyond a certain date subjects us to payment to Laurus of liquidated damages equal to 2.0% of the outstanding principal amount of the note for each thirty (30) day period of delay (prorated for partial periods).

As of September 30, 2004, we had $5,098 thousands in cash and cash equivalents, $2,490 thousands in marketable securities, and positive working capital of $6,299 thousands. Net cash used in operating activities of continuing operations in the nine months ended September 30, 2004 was decreased to $688 thousands compared to $2,535 thousands in the nine months ended September 30, 2003. The major reason for this decrease was a decrease in the net loss from continuing segments to $1,424 thousands in the nine months ended September 30, 2004 compared to $2,093 thousands in the nine months ended September 30, 2003. Net cash provided by financing activities in the nine months ended September 30, 2004 was $1,785 thousands compared to net cash used in financing activities in the amount of $159 thousands in the nine months ended September 30, 2004. The net cash provided by financing activities in the nine months ended September 30, 2004 was related to proceeds from long term convertible note in the amount of $1,805 thousands, net of issuance expenses.

Working capital and working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, operating results, the level of resources devoted to research and development, new product introductions, grants from the Office of the Chief Scientist in Israel and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables' aging is between 60 to 70 days and our current liabilities' aging is approximately 60 days. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments to the Israeli Office of the Chief Scientist that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

We believe that cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to advance our feature-rich products and establish distribution channels in new markets. There is, however, no assurance that we shall be able to obtain such financing.

             B.O.S. BETTER ONLINE SOLUTIONS LTD AND ITS SUBSIDIARY.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2004

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX


                                                                           PAGE
                                                                         --------
CONSOLIDATED UNAUDITED BALANCE SHEETS                                    F-2 - F-3

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS                             F-4

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS                          F-5 - F-6

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS                     F-7 - F-14

                          B.O.S. BETTER ONLINE SOLUTIONS LTD AND ITS SUBSIDIARY.

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                     SEPTEMBER 30,  DECEMBER 31,
                                                                                         2004          2003
                                                                                        -------       -------
                                                                                       UNAUDITED
                                                                                        -------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                            $ 5,098       $ 3,872
   Short-term marketable securities                                                       1,936         1,014
   Trade receivables (net of allowance for doubtful accounts of $ 88 at September           953         1,075
      30, 2004 and $ 171 at December 31, 2003)
   Other accounts receivable and prepaid expenses                                           250           317
   Inventories (Note 5)                                                                     873           961
                                                                                        -------       -------

 TOTAL current assets                                                                     9,110         7,239
                                                                                        -------       -------

 LONG-TERM INVESTMENTS:
   Long-term marketable securities                                                          554         1,862
   Severance pay funds                                                                      729           684
   Investment in an affiliated company                                                    2,565         2,780
                                                                                        -------       -------

 TOTAL long-term investments                                                              3,848         5,326
                                                                                        -------       -------

 PROPERTY AND EQUIPMENT, NET                                                                615           598
                                                                                        -------       -------

 INTANGIBLE ASSETS AND DEBT ISSUANCE COST:
   Goodwill                                                                                 903           741
   Other intangible assets                                                                  505             -
   Debt issuance costs                                                                      207             -
                                                                                        -------       -------

 TOTAL intangible assets                                                                  1,615           741
                                                                                        -------       -------

 ASSETS RELATED TO DISCONTINUED SEGMENT (Note 4)                                              3           119
                                                                                        -------       -------

 TOTAL assets                                                                           $15,191       $14,023
                                                                                        =======       =======


The accompanying notes are an integral part of the consolidated financial statements.

                          B.O.S. BETTER ONLINE SOLUTIONS LTD AND ITS SUBSIDIARY.

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                        SEPTEMBER 30,   DECEMBER 31,
                                                                                            2004            2003
                                                                                          --------        --------
                                                                                         UNAUDITED
                                                                                          --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term convertible note (Note 6)                              $    508        $      -
   Trade payables                                                                              608             464
   Employees and payroll accruals                                                              433             404
   Deferred revenues                                                                           281             378
   Accrued and other liabilities                                                               981             911
                                                                                          --------        --------

 TOTAL current liabilities                                                                   2,811           2,157
                                                                                          --------        --------

 LONG-TERM LIABILITIES:
   Long-term convertible note (Note 6)                                                       1,280               -
   Accrued severance pay                                                                     1,015             951
                                                                                          --------        --------

 TOTAL long-term liabilities                                                                 2,295             951
                                                                                          --------        --------

 LIABILITIES RELATED TO DISCONTINUED SEGMENT (Note 4)                                          254             374
                                                                                          --------        --------


 CONTINGENT LIABILITIES (Note 7)

 SHAREHOLDERS' EQUITY:
   Share capital -
   Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
     September 30, 2004 and December 31, 2003; Issued: 4,447,126 shares at
     September 30, 2004 and 4,167,509 at December 31, 2003; Outstanding: 4,447,126
     shares at September 30, 2004 and 4,162,126 at December 31, 2003                         4,559           4,309
   Additional paid-in capital                                                               43,715          43,247
   Accumulated other comprehensive income                                                        4               -
   Treasury  shares (0 ordinary  shares at  September  30, 2004 and 5,383  Ordinary
   shares at December 31, 2003)                                                                  -            (150)
   Accumulated deficit                                                                     (38,447)        (36,865)
                                                                                          --------        --------

 TOTAL shareholders' equity                                                                  9,831          10,541
                                                                                          --------        --------

 TOTAL liabilities and shareholders' equity                                               $ 15,191        $ 14,023
                                                                                          ========        ========


The accompanying notes are an integral part of the consolidated financial statements.

                          B.O.S. BETTER ONLINE SOLUTIONS LTD AND ITS SUBSIDIARY.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                   NINE MONTHS ENDED                THREE MONTHS ENDED
                                                      SEPTEMBER 30,                     SEPTEMBER 30,            YEAR ENDED
                                             ----------------------------      ----------------------------      DECEMBER 31,
                                                 2004             2003            2004              2003            2003
                                             -----------      -----------      -----------      -----------      -----------
                                                                     UNAUDITED
                                             ---------------------------------------------------------------
Revenues                                     $     4,043      $     4,202      $     1,457      $     1,305      $     5,728
Cost of revenues                                   1,927            1,400              691              482            1,794
Non recurring royalty reversal                         -              339                -              339              339
                                             -----------      -----------      -----------      -----------      -----------

Gross profit                                       2,116            3,141              766            1,162            4,273
                                             -----------      -----------      -----------      -----------      -----------

Operating expenses:

  Research and development                         1,559            1,686              618              423            2,129
    Less - grants and participation                 (370)            (202)            (159)            (202)            (283)
  Selling and marketing                              933            1,934              296              209            2,178
  General and administrative                       1,152            1,020              337              315            1,317
   Restructuring and related costs                     -              592                -              325              678
                                             -----------      -----------      -----------      -----------      -----------

Total operating expenses                           3,274            5,030            1,092            1,070            6,019
                                             -----------      -----------      -----------      -----------      -----------

Operating profit (loss)                           (1,158)          (1,889)            (326)              92           (1,746)
Financial income (expenses), net                     (51)              82              (59)              69              109
Other income, net                                      -               55                -                5               45
                                             -----------      -----------      -----------      -----------      -----------
Income (loss) before equity in losses
  of an affiliated company                        (1,209)          (1,752)            (385)             166           (1,592)
Equity in losses of an affiliated
  company                                           (215)            (341)             (81)            (114)            (465)
                                             -----------      -----------      -----------      -----------      -----------
Net income (loss) from continuing
  operations                                      (1,424)          (2,093)            (466)              52           (2,057)

Net income (loss) related to
  discontinued operations (Note 4)                   (18)           2,114                -              442            2,036
                                             -----------      -----------      -----------      -----------      -----------

Net income (loss)                            $    (1,442)     $        21      $      (466)     $       494      $       (21)
                                             ===========      ===========      ===========      ===========      ===========

Basic and diluted net earnings (loss)
  per share from continuing operations       $     (0.34)     $     (0.58)     $     (0.11)     $      0.01      $     (0.56)
                                             ===========      ===========      ===========      ===========      ===========

Basic and diluted net earnings (loss)
  per share from discontinued operations     $     (0.01)     $      0.59        $       -      $      0.12      $      0.55
                                             ===========      ===========      ===========      ===========      ===========

Basic and diluted net earnings (loss)
  of NIS 4.00 par value per share            $     (0.35)     $      0.01      $     (0.11)     $      0.13      $     (0.01)
                                             ===========      ===========      ===========      ===========      ===========

Weighted average number of shares used
  in computing basic and diluted net
  earnings (loss) per share                    4,163,166        3,593,398        4,165,224        3,804,156        3,683,058
                                             ===========      ===========      ===========      ===========      ===========



The accompanying notes are an integral part of the consolidated financial statements.

                          B.O.S. BETTER ONLINE SOLUTIONS LTD AND ITS SUBSIDIARY.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                         NINE MONTHS ENDED            THREE MONTHS ENDED
                                                            SEPTEMBER 30,                 SEPTEMBER 30,          YEAR ENDED
                                                       ----------------------        ----------------------      DECEMBER 31,
                                                        2004           2003           2004           2003            2003
                                                       -------        -------        -------        -------        -------
                                                                            UNAUDITED
                                                       ----------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income (loss)                                     $(1,442)       $    21        $  (466)       $   494        $   (21)
   Adjustments to reconcile net income (loss)
     to net cash used in operating activities:
   Net loss (income) from discontinued
     operations                                             18         (2,127)             -           (442)        (2,049)
   Depreciation and amortization                           320            500            120            230            518
   Accrued severance pay, net                               19             10             (2)            (7)            36
   Capital loss from sale of property and
     equipment                                               -              -              -              -              6
   Stock based compensation to service providers            90             26             27             12             23
   Financial expenses related to warrants
     issued in connection with long-term
     convertible note                                       10              -              8              -              -
   Equity in losses of an affiliated company               215            341             81            114            465
   Decrease (increase) in trade receivables                122            410           (134)          (132)           448
   Decrease (increase) in other accounts
     receivable and prepaid expenses                        45           (171)           206           (226)           131
   Decrease (increase) in inventories                       88            (84)            26            232           (106)
   Increase (decrease) in trade payables                   144           (669)            60           (582)          (580)
   Decrease in employees and payroll accruals,
     deferred revenues, accrued expenses and
     other liabilities                                    (317)          (792)          (214)          (716)          (808)
                                                       -------        -------        -------        -------        -------

 Net cash used in continuing operations                   (688)        (2,535)          (288)        (1,023)        (1,937)
 Net cash used in operating activities from
   discontinued operations                                (101)        (1,000)            (6)          (344)        (1,032)
                                                       -------        -------        -------        -------        -------

 Net cash used in operating activities                    (789)        (3,535)          (294)        (1,367)        (2,969)
                                                       -------        -------        -------        -------        -------

 CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of property and equipment                       (158)           (94)           (80)             -            (64)
 Proceeds from sale of property and equipment                -              6              -              6              8
 Investment in long-term marketable securities            (678)          (886)          (400)             -           (971)
 Redemption of marketable securities                     1,000            801            600              -          1,001
 Investment in an affiliated company                         -           (155)             -              -           (155)
 Realization of restricted cash                              -            700              -              -            700
                                                       -------        -------        -------        -------        -------

 Net cash provided by investing activities                 164            372            120              6            519
                                                       -------        -------        -------        -------        -------


The accompanying notes are an integral part of the consolidated financial statements.

                          B.O.S. BETTER ONLINE SOLUTIONS LTD AND ITS SUBSIDIARY.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                          NINE MONTHS ENDED            THREE MONTHS ENDED
                                                             SEPTEMBER 30,                 SEPTEMBER 30,          YEAR ENDED
                                                        ----------------------        ----------------------      DECEMBER 31,
                                                          2004           2003          2004           2003            2003
                                                        -------        -------        -------        -------        -------
                                                                             UNAUDITED
                                                        ----------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from issuance of shares                             -              -              -              -            928
 Proceeds from long-term convertible note and
   issuance of warrants, net of issuance
   expenses                                               1,805              -            (25)             -              -
 Payment of long-term convertible note                      (20)             -            (20)             -              -
 Issuance expenses related to investment in an
   affiliated company                                         -           (159)             -              -           (159)
                                                        -------        -------        -------        -------        -------

 Net cash provided by (used in) financing
   activities from continuing operations                  1,785           (159)           (45)             -            769
 Net cash used in financing activities from
   discontinued operations                                    -            (40)             -             (3)           (47)
                                                        -------        -------        -------        -------        -------

 Net cash provided by (used in) financing
   activities                                             1,785           (199)           (45)            (3)           722
                                                        -------        -------        -------        -------        -------

 Increase (decrease) in cash and cash
   equivalents                                            1,160         (3,362)          (219)        (1,364)        (1,728)
 Decrease (increase) in cash and cash
   equivalents of discontinued operations                    66            323              1            (79)           354
 Cash and cash equivalents at the beginning of
   the period                                             3,872          5,246          5,316          3,650          5,246
                                                        -------        -------        -------        -------        -------

 Cash and cash equivalents at the end of the
   period                                               $ 5,098        $ 2,207        $ 5,098        $ 2,207        $ 3,872
                                                        =======        =======        =======        =======        =======

 NON-CASH ACTIVITIES:

 Investment in an affiliated company against
   the issuance of shares                               $     -        $ 1,755        $     -        $     -        $ 1,755
                                                        =======        =======        =======        =======        =======

 Issuance expenses related to convertible note          $   115        $     -        $     -        $     -        $     -
                                                        =======        =======        =======        =======        =======

 Purchase of property and equipment                     $    13        $     -        $     -        $     -        $     -
                                                        =======        =======        =======        =======        =======

 Gain on available-for-sale marketable
   securities                                           $     4        $     -        $     4        $     -        $     -
                                                        =======        =======        =======        =======        =======

 ACQUISITION OF QUASAR:
 The net fair value of assets acquired at date of
 acquisition was as follows:
 Working capital deficiency (excluding cash and
   cash equivalents)                                    $  (147)       $     -        $  (147)       $     -        $     -
 Property and equipment                                      76              -             76              -              -
 Goodwill                                                   162              -            162              -              -
 Other intangible assets                                    505              -            505              -              -
                                                        -------        -------        -------        -------        -------

                                                            596              -            596              -              -
 Less - amount acquired by issuance of shares              (539)             -           (539)             -              -
 Less - accrued  acquisition costs                          (57)             -            (57)             -              -
                                                        -------        -------        -------        -------        -------

                                                        $     -        $     -        $     -        $     -        $     -
                                                        =======        =======        =======        =======        =======


The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- BASIS OF PRESENTATION

     B.O.S. Better Online Solutions Ltd. is an Israeli corporation together with its subsidiaries (hereinafter "the Company" or "BOS"):

     These unaudited interim condensed consolidated financial statements reflect the Company's financial position as of September 30, 2004 and for the year ended December 31, 2003. The statements also present the Company's statements of operations for the nine and three months ended September 30, 2004 and 2003 and for the year ended December 31, 2003, and the statements of cash flow for the nine and three months ended September 30, 2004 and 2003 and for the year ended December 31, 2003. The December 31, 2003 consolidated balance sheet, statement of operations and statements of cash flow data was derived from the Company's audited financial statements and does not include all of the disclosures required by accounting principles generally accepted in the United States. These interim statements include all normal recurring adjustments, which the Company believes are necessary to fairly present the Company's financial position. All material intercompany balances have been eliminated. Because all the disclosures required by accounting principles generally accepted in the United States are not included, these interim statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2003, included in the Company's annual report on Form 20-FA filed with the Securities and Exchange Commission on January 6, 2005. The statements of operations for the periods presented are not necessarily indicative of results for any future period, or for the entire year.


     Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to base its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NOTE 2:- SHARE-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB-25"), and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company's employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

     The Company applies SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services", with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SHARE-BASED COMPENSATION (CONT.)

     Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted under the Company's plans, been determined based on the fair value at the date of grant. The Company's net loss and loss per Ordinary share in the nine months ended September 30, 2004 and 2003 and in the year ended December 31, 2003, would have changed to the pro forma amounts shown below:



                                                                NINE MONTHS ENDED
                                                                   SEPTEMBER 30,              YEAR ENDED
                                                             --------------------------       DECEMBER 31,
                                                               2004              2003            2003
                                                             ---------        ---------        ---------
                                                                     UNAUDITED
                                                             --------------------------
Net loss from continuing operations as reported              $  (1,424)       $  (2,093)       $  (2,057)
   according to U.S. GAAP
Deduct: stock-based compensation expense determined
   under fair value method for all awards                           82               97              124
                                                             ---------        ---------        ---------
Pro forma net loss from continuing operations                $  (1,506)       $  (2,190)       $  (2,181)

Net income (loss) from discontinuing operations as
   reported according to U.S. GAAP                           $     (18)       $   2,114        $   2,036
Deduct: stock-based compensation expense determined
   under fair value method for all awards                            -                -                -
                                                             ---------        ---------        ---------
Pro forma net income (loss) from discontinuing
   operations                                                $     (18)       $   2,114        $   2,036

Pro forma net (loss)                                         $  (1,524)       $     (76)       $    (145)
                                                             =========        =========        =========

Basic and diluted earning (loss) per share as reported
   according to U.S. GAAP:
   Continuing operations                                     $   (0.34)       $   (0.58)       $   (0.56)
   Discontinuing operations                                  $   (0.01)       $    0.59        $    0.55
                                                             ---------        ---------        ---------
   Net income (loss)                                         $   (0.35)       $    0.01        $   (0.01)
                                                             =========        =========        =========

Pro forma earning (loss) per share:

Continuing operations                                        $   (0.36)       $   (0.61)       $   (0.59)
Discontinuing operations                                     $   (0.01)       $    0.59        $    0.55
                                                             ---------        ---------        ---------
Net income (loss)                                            $   (0.37)       $   (0.02)       $   (0.04)
                                                             =========        =========        =========

     The fair value of each option granted is estimated on the date of grant, using the Black Scholes Option Pricing Model with expected volatility of approximately 47%, 71% and 64%, in the periods ended September 30, 2004, September 30, 2003 and December 31, 2003, respectively, and using the following weighted average assumptions:

     (1)  Dividend yield of zero percent for each year.

     (2) Risk-free interest rate of 2.0 %, 1.5 % and 1.8% in the periods ended September 30, 2004 and 2003 and December 31, 2003, respectively.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SHARE-BASED COMPENSATION (CONT.)

     (3) Expected average lives of the options of three years from the date of grant in the periods ended September 30, 2004 and 2003 and December 31, 2003.

NOTE 3:- ACQUISITION OF QUASAR

     In September 2004, the Company entered into an agreement with Quasar Communication Systems Ltd. ("Quasar"), to purchase the assets and liabilities of Quasar, for an aggregate purchase price of $ 539 by issuance of shares. The value of the ordinary shares issued was determined based on the average market price of the Company's ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced. The results of Quasar's operations have been included in the consolidated financial statements since September 28, 2004 ("the closing date").

     Quasar is an Israeli company engaged in the business of developing, manufacturing and selling of cellular communication gateways.

     The acquisition will enable the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

NOTE 3:- ACQUISITION OF QUASAR (CONT.)

     The acquisition has been treated using the purchase method of accounting in accordance with FASB 141 "Business Combination". The purchase price has been allocated to the assets acquired based on their estimate fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

     The financial statements reflect the purchase price of $ 596, determined as follows:

     285,000 shares with a price of $ 1.89                $       539
     transaction costs                                             57
                                                          ------------

                                                          $       596
                                                          ============


     Based on an analysis report prepared by management, the purchase price is allocated as follows:

ALLOCATION OF PURCHASE             VALUE AT
   CONSIDERATION                SEPTEMBER 2004      ESTIMATED USEFUL LIFE
   -------------                --------------      ---------------------
Fixed assets                        $  76
Inventory purchase
  commitment liability               (147)
Trade name                            180                 7 years
Current technology                    125                 5 years
Distribution networks                 200                 5 years
Goodwill                              162
                                  -------

Total purchase price                $ 596
                                  =======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

     The Company is committed to purchase Quasar's inventory in the ordinary course of business for a cash consideration of $ 517. The fair value of Quasar's inventory at the purchase date amounted to $ 370. A provision in the amount of $ 147 has been recorded.

     The Company's allocation of purchase price valuated the acquired trade name using the relief from royalty approach.

     The Company's allocation of purchase price valuated the acquired current technology using the discounted cash flows to be derived from the sales of these products to present value.

     The Company's allocation of purchase price valuated the acquired distribution networks by calculating the savings realized by the Company through obtaining a pre-existing distribution network.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- ACQUISITION OF QUASAR (CONT.)

     The following unaudited pro forma financial information presents the Company's results of operations as if the acquisition had occurred as of the beginning of the fiscal years 2003 and 2004, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

                                                   NINE MONTHS ENDED             THREE MONTHS ENDED
                                                      SEPTEMBER 30,                 SEPTEMBER 30,          YEAR ENDED
                                                 ----------------------        ----------------------      DECEMBER 31,
                                                  2004           2003           2004           2003           2003
                                                 -------        -------        -------        -------        -------
                                                                             UNAUDITED
                                                 -------------------------------------------------------------------
               Pro forma revenue                 $ 6,357        $ 7,212        $ 2,157        $ 2,344        $ 9,699
                                                 -------        -------        -------        -------        -------
               Pro forma net loss from
                 continuing operations           $(1,868)       $(3,525)       $  (639)       $  (442)       $(3,599)
                                                 -------        -------        -------        -------        -------

               Pro forma basic and diluted
                  net loss per share from
                  continuing operations          $ (0.42)       $ (0.91)       $ (0.14)       $ (0.11)       $ (0.91)
                                                 =======        =======        =======        =======        =======

NOTE 4:- DISCONTINUED OPERATIONS

     On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. ("Pacinfo"), a U.S. corporation. Pacinfo was a reseller of computer networking products. In April 2001, Pacinfo acquired Dean Technologies Associated LLC. ("DT"), a Texas limited liability company, which also operated in the computer-networking segment. In May 2002, the Board of Directors of the Company decided to sell all of Pacinfo's activities. During the fourth quarter of 2002, the Company initiated a plan to cease operations of Pacinfo and to proceed with a voluntary liquidation of Pacinfo.

     The results of operations including revenues, operating expenses and other income and expenses of Pacinfo for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 have been presented in the accompanying statements of operations as discontinued operations.

     The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:

                                                        SEPTEMBER 30, DECEMBER 31,
                                                           2004        2003
                                                         ---------   ---------
                                                         UNAUDITED
                                                         ---------
               Cash                                         $  3       $ 69
               Other receivables and prepaid expenses          -         18
               Property and equipment, net                     -         32
                                                            ----       ----

               Assets of discontinued operations            $  3       $119
                                                            ====       ====

               Trade payables                               $200       $299
               Accrued expenses and other liabilities         54         75
                                                            ----       ----

               Liabilities of discontinued operations       $254       $374
                                                            ====       ====

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 4:- DISCONTINUED OPERATIONS (CONT.)

     The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo's operations for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 have been reclassified in the statements of operations.

     Summarized selected financial information of the discontinued operations is as follows:


                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,         YEAR ENDED
                                       --------------------    DECEMBER 31,
                                        2004          2003         2003
                                       ------        ------       ------
                                            UNAUDITED
                                       --------------------
               Revenues                $    -        $   25       $   25
                                       ======        ======       ======

               Net income (loss)       $  (18)       $2,114       $2,036
                                       ======        ======       ======

NOTE 5:- INVENTORIES


                                                             SEPTEMBER 30, DECEMBER 31,
                                                                  2004       2003
                                                               ---------   ---------
                                                               UNAUDITED
                                                               ---------
              Raw materials (including packaging materials)       $478       $299
              Products in progress                                 230        277
              Finished products                                    165        385
                                                                  ----       ----

                                                                  $873       $961
                                                                  ====       ====


NOTE 6:- LONG-TERM CONVERTIBLE NOTE

     On June 10, 2004, the Company entered into a Securities Purchase Agreement ("the Purchase Agreement"), with Laurus Master Fund Ltd. ("the Investor"), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 ("the Note"). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. Those fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of September, 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions(ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $
     4.04 per share ("the Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. Any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 2.0% for each thirty (30) day period of the original principal amount of the note.

     The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:- LONG-TERM CONVERTIBLE NOTE (CONT.)

     The fair value of the warrants was calculated using the Black Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company's Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $ 99 is offset against the note, amortized over the period of the note and presented as a component in shareholders' equity.


              Aggregate portion:

                                                  SEPTEMBER 30,
                                                      2004
                                                     ------
                                                    UNAUDITED
                                                     ------
               First year (current maturities)       $  508
               Second year                              883
               Third year                               589
                                                     ------

                                                      1,980
               Less - discount                          192
                                                     ------

                                                     $1,788
                                                     ======

NOTE 7:- CONTINGENT LIABILITIES

     a. In July 2002, the Company received a claim letter from Operate Lease Ltd., ("Operate Lease") under which it claims that the Company's termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and Operate Lease is demanding compensation in which the nominal claim amount is $ 292. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of Operate Lease to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

     b. In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Jacob Lee (the seller of Pacinfo who became a shareholder of the Company), certain actions involving Pacinfo, if occurred before the end of 2003, may trigger a tax event for Mr. Jacob Lee. The Company may be obligated, under certain assumptions and according to the purchase agreement, to grant Mr. Lee a loan on a full recourse basis for certain tax payments Mr. Lee may be liable for and reimburse Mr. Lee for certain interest on taxes that he may owe, estimated at approximately $ 1,500. The Company will receive a security interest in shares of the Company that Mr. Lee holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- SEGMENTS AND GEOGRAPHIC INFORMATION

     a. Subsequent to the liquidation of Pacinfo's operations in the computer networking segment, the Company manages its business on a basis of one reportable segment which consists of three product lines. Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

          The following presents total revenues for the nine and three months ended September 30, 2004 and 2003 and for the year ended December 31, 2003:


                     NINE MONTHS ENDED        THREE MONTHS ENDED
                       SEPTEMBER 30,             SEPTEMBER 30,        YEAR ENDED
                    -------------------       -------------------     DECEMBER 31,
                     2004         2003         2004         2003         2003
                    ------       ------       ------       ------       ------
                                      UNAUDITED
                    ---------------------------------------------
United States       $2,288       $2,204       $  815       $  679       $2,974
Europe                 636        1,008          171          312        1,198
Israel               1,119          990          471          314        1,556
                    ------       ------       ------       ------       ------

                    $4,043       $4,202       $1,457       $1,305       $5,728
                    ======       ======       ======       ======       ======


     b.   Product lines:

          Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                          NINE MONTHS ENDED         THREE MONTHS ENDED
                             SEPTEMBER 30,             SEPTEMBER 30,       YEAR ENDED
                         -------------------       -------------------     DECEMBER 31,
                          2004         2003         2004         2003         2003
                         ------       ------       ------       ------       ------
                                           UNAUDITED
                         ---------------------------------------------
Connectivity             $3,107       $3,507       $1,085       $1,036       $4,670
Software utilities          443          323          152          141          492
Voice over IP               493          372          220          128          566
                         ------       ------       ------       ------       ------

                         $4,043       $4,202       $1,457       $1,305       $5,728
                         ======       ======       ======       ======       ======

     c.   Long-lived assets:

                                             SEPTEMBER 30,       DECEMBER 31,
                                          -------------------       ------
                                           2004         2003         2003
                                          ------       ------       ------
                                              UNAUDITED
                                          -------------------
                      United States       $    -       $   10       $    5
                      Israel               2,023        1,352        1,334
                                          ------       ------       ------

                                          $2,023       $1,362       $1,339
                                          ======       ======       ======

          Long-lived assets comprise intangible assets and property and equipment.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- SEGMENTS AND GEOGRAPHIC INFORMATION (CONT.)

     d.   Major customer's data as a percentage of total revenues:

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,   YEAR ENDED
                                      ----------------  DECEMBER 31,
                                       2004      2003      2003
                                      ------    ------    ------
                                         UNAUDITED
                                      ----------------    ------
           Customer A                    61%       52%       52%
                                      ======    ======    ======

NOTE 9:- SUBSEQUENT EVENTS

          Acquisition of Odem:

          On November 3, 2004, the Company entered into definitive share purchase agreements for the purchase of 63.8% of the issued and outstanding shares of Odem Electronic Technologies 1992 Ltd. ("Odem"), from Odem's existing shareholders. Odem, an Israeli private company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market. The closing of the transaction is subject to certain closing conditions.

          In consideration of Odem's shares, the Company will issue (i) 290,532 of the Company's Ordinary shares; and (ii) will pay an amount of $ 1,971 in cash.

          In addition, Odem's selling shareholders and the Company have certain put and call options with respect to all of the remaining Odem shares held by such sellers, exercisable against consideration comprised of additional cash and issuance of additional Ordinary shares of the Company. The exercise prices of the written put options and the purchased call option are based on the valuation of Odem, ranging between $ 4 million to $ 6 million.. The Company's Ordinary shares issued are subject to "lock-up" periods of 2 to 4 years.

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY




           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


     The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisitions by BOS Better Online Solutions Ltd. ("BOS") of Odem Electronic Technologies 1992 Ltd. ("Odem") and the assets purchase of Quasar Communication Systems Ltd. ("Quasar") under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

     The following unaudited pro forma condensed combined balance sheet as of September 30, 2004 gives effect to the acquisitions of substantially all the assets of Quasar and the share purchase of Odem, as if it had occurred on such date, and reflects the allocation of the purchase price to the Quasar and Odem, assets acquired based on their estimated fair values at the date of acquisitions. The excess of the consideration paid by BOS in the acquisitions over the fair value of Quasar and Odem, identifiable assets and liabilities has been recorded as goodwill.

     The following unaudited pro forma condensed combined statements of operations combine the historical statements of operations of BOS, Quasar and Odem. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2003 and nine months ended September 30, 2004, give effect to the Quasar's and Odem's acquisitions as if it had occurred on January 1, 2003 and combine the historical unaudited statements of operations of BOS, Quasar and Odem, for such period. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of BOS, Quasar and Odem, for the year ended December 31, 2003, and for the nine months ended September 30, 2004, appearing elsewhere herein.

     Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisitions occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of BOS, Quasar and Odem, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that BOS believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statements. In addition, the pro forma balance sheet includes allocations of the purchase price based upon preliminary estimates of the fair value of the assets and liabilities acquired. These allocations may be adjusted in the future upon finalization of these preliminary estimates.

     In the end of September, 2004, we acquired all of the assets of Quasar which reflected in the historical balance sheet of BOS as of September 30, 2004.

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY


       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR
                        THE YEAR ENDED DECEMBER 31, 2003

                                              BOS          QUASAR          ODEM
                                           DECEMBER 31    DECEMBER 31    DECEMBER 31
                                           ----------     ----------     ----------
                                              2003           2003           2003
                                           ----------     ----------     ----------
   Revenues                                     5,728          3,971          8,261
   Cost of revenues                             1,794          3,732          6,736
   Non recurring royalty reversal                (339)             -              -
                                           ----------     ----------     ----------

   Gross profit                                 4,273            239          1,525
                                           ----------     ----------     ----------

   Operating expenses:
     Research and development                   2,129              -              -
       Less - grants and participation           (283)             -              -
     Selling and marketing                      2,178            654            864
     General and administrative                 1,317            713            414
     Restructuring and related costs              678              -              -
     Amortization of  intangible assets             -              -              -
                                           ----------     ----------     ----------

   Total operating expenses                     6,019          1,367          1,278
                                           ----------     ----------     ----------



   Operating profit (loss)                     (1,746)        (1,128)           247
   Financial income (expenses), net               109            (86)          (112)
   Other income (expenses), net                    45              -              -
                                           ----------     ----------     ----------

   Income  (loss) before tax on income         (1,592)        (1,214)           135
   Tax on income                                    -           (237)           (61)
                                           ----------     ----------     ----------

   Net earning (loss) after tax on
   income                                      (1,592)        (1,451)            74
   Equity in losses of an affiliated
   company                                       (465)             -              -
   Minoriy interest in earnigs in a
   subsidiary                                       -              -              -
                                           ----------     ----------     ----------

   Net earning (loss) from continuing
   segments                                    (2,057)        (1,451)            74
                                           ==========     ==========     ==========



Basic and diluted net loss per share
from continuing segment                    $    (0.56)
                                           ==========
   Weighted average number of shares
     used in computing basic and
     diluted net loss per share             3,683,058
                                           ==========


                                                          PRO FORMA
                                           ----------------------------------------
                                            QUASAR           ODEM          TOTAL      REFERENCE     COMBINED
                                           ----------     ----------     ----------     -------    ----------
   Revenues                                         -              -              -                    17,960
   Cost of revenues                                 -              -              -                    12,262
   Non recurring royalty reversal                   -              -              -                      (339)
                                           ----------     ----------     ----------                ----------

   Gross profit                                     -              -              -                     6,037
                                           ----------     ----------     ----------                ----------

   Operating expenses:
     Research and development                       -              -              -                     2,129
       Less - grants and participation              -              -              -                      (283)
     Selling and marketing                          -              -              -                     3,696
     General and administrative                     -              -              -                     2,444
     Restructuring and related costs                -              -              -                       678
     Amortization of  intangible assets            91            141            232     (i),(k)           232
                                           ----------     ----------     ----------                ----------

   Total operating expenses                        91            141            232                     8,896
                                           ----------     ----------     ----------                ----------



   Operating profit (loss)                        (91)          (141)          (232)                   (2,859)
   Financial income (expenses), net                 -              -              -                       (89)
   Other income (expenses), net                     -              -              -                        45
                                           ----------     ----------     ----------                ----------

   Income  (loss) before tax on income            (91)          (141)          (232)                   (2,903)
   Tax on income                                    -             51             51       (j)            (247)
                                           ----------     ----------     ----------                ----------

   Net earning (loss) after tax on
   income                                         (91)           (90)          (181)                   (3,150)
   Equity in losses of an affiliated
   company                                          -              -              -                      (465)
   Minoriy interest in earnigs in a
   subsidiary                                       -            (27)           (27)      (l)             (27)
                                           ----------     ----------     ----------                ----------

   Net earning (loss) from continuing
   segments                                       (91)          (117)          (208)                   (3,642)
                                           ==========     ==========     ==========                ==========



Basic and diluted net loss per share
from continuing segment                                                                            $    (0.86)

   Weighted average number of shares
     used in computing basic and
     diluted net loss per share                                                                     4,258,590
                                                                                                   ==========

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

  UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2004

                                                              BOS           ODEM
                                                           SEPTEMBER 30, SEPTEMBER 30,
                                                              2004          2004       PRO FORMA       REFERENCE      COMBINED
                                                             ------        ------        ------         -------        ------
     ASSETS                                               (Unaudited)   (Unaudited)
CURRENT ASSETS:
   Cash and cash equivalents                                  5,098           201        (2,091)          (a)           3,208
   Marketable securities                                      1,936             -             -                         1,936
   Trade receivables, net                                       953         3,698             -                         4,651
   Other accounts receivable and prepaid expenses               250           353             -                           603
   Inventory                                                    873         1,400             -                         2,273
                                                             ------        ------        ------                        ------

                    TOTAL CURRENT ASSETS                      9,110         5,652        (2,091)                       12,671
                                                             ------        ------        ------                        ------

LON-TERM INVESTMENTS
   Long-term marketable securities                              554             -             -                           554
   Deferred income tax                                            -            36             -                            36
   Severance pay fund                                           729           316             -                         1,045
   Investment in a company                                    2,565             -             -                         2,565
                                                             ------        ------        ------                        ------
                 TOTAL LONG-TERM INVESTMENTS                  3,848           352             -                         4,200
                                                             ------        ------        ------                        ------
PROPERTY AND EQUIPMENT, NET                                     615           461             -                         1,076
                                                             ------        ------        ------                        ------
INTANGIBLE ASSETS AND DEBT ISSUNACE COST:
   Goodwill                                                     903             -           527           (b)           1,430
   Other intangible assets                                      505             -         1,636         (b),(c)         2,141
   Debt issuance costs                                          207             -             -                           207
                                                             ------        ------        ------                        ------
       TOTAL INTANGIBLE ASSETS AND DEBT ISSUANCE COST         1,615             -         2,163                         3,778
ASSETS RELATED TO DISCONTINUED OPERATIONS                         3             -             -                             3
                                                             ------        ------        ------                        ------
                        TOTAL ASSETS                         15,191         6,465            72                        21,728
                                                             ======        ======        ======                        ======

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

           UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF
                           SEPTEMBER 30, 2004 (CONT.)


                                                                                BOS      ODEM
                                                                         SEPTEMBER 30, SEPTEMBER 30,
                                                                               2004      2004      PRO FORMA   REFERENCE   COMBINED
                                                                              ------     ------     ------      -------     ------
                                                                           (Unaudited) (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current maturities of long-term bank loans and convertible note               508         61          -                     569
   Short term bank looans                                                          -      1,325          -                   1,325
   Trade payables                                                                608      2,068          -                   2,676
   Employees and payroll accruals                                                433        190          -                     623
   Deferred revenues                                                             281          -          -                     281
   Accrued expenses and other liabilities                                        981         59          -                   1,040
                                                                              ------     ------     ------                  ------
                         TOTAL CURRENT LIABILITIES                             2,811      3,703          -                   6,514
                                                                              ------     ------     ------                  ------

LONG-TERM LIABILITIES:
   Long-term bank loans and convertible note                                   1,280         63          -                   1,343
   Put option issued to minority shareholders in a subsidiary                      -          -        359      (e)            359
   Deferred tax                                                                    -          -        430      (d)            430
   Accrued severance pay                                                       1,015        368          -                   1,383
                                                                              ------     ------     ------                  ------
                         TOTAL LONG TERM LIABILITIES                           2,295        431        789                   3,515
                                                                              ------     ------     ------                  ------

MINORITY RIGHTS IN A SUBSIDIARY                                                    -          -        844      (h)            844
                                                                              ------     ------     ------                  ------
LIABILITIES RELATED TO DISCONTINUED OPERATIONS                                   254          -          -                     254
                                                                              ------     ------     ------                  ------
SHAREHOLDERS' EQUITY
                    TOTAL SHAREHOLDERS' EQUITY                                 9,831      2,331     (1,561)     (f),(g)     10,601
                                                                              ------     ------     ------                  ------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        15,191      6,465         72                  21,728
                                                                              ======     ======     ======                  ======

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

     UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE
                      NINE MONTHS ENDED SEPTEMBER 30, 2004


                                             BOS           QUASAR          ODEM
                                          ----------     ----------     ----------
                                         NINE MONTHS    NINE MONTHS    NINE MONTHS
                                            ENDED          ENDED          ENDED
                                         SEPTEMBER 30,   SEPTEMBER      SEPTEMBER
                                            2004          30, 2004       30, 2004
                                          ----------     ----------     ----------
   Revenues                                    4,043          2,314         11,644
   Cost of revenues                            1,927          1,916          9,605
   Non recurring royalty reversal                  -              -              -
                                          ----------     ----------     ----------
   Gross profit                                2,116            398          2,039
                                          ----------     ----------     ----------

   Operating expenses:
     Research and development                  1,559              -              -
       Less - grants and participation          (370)             -              -
     Selling and marketing                       933            259          1,013
     General and administrative                1,152            468            398
     Amortization of  intangible
     assets                                        -              -              -
                                          ----------     ----------     ----------
   Total operating expenses                    3,274            727          1,411
                                          ----------     ----------     ----------

   Operating profit (loss)                    (1,158)          (329)           628
   Financial income (expenses), net              (51)           (47)          (143)
                                          ----------     ----------     ----------

   Income  (loss) before tax on income        (1,209)          (376)           485
   Tax on income                                   -              -           (178)
                                          ----------     ----------     ----------
   Net earning (loss) after tax on
   income                                     (1,209)          (376)           307
   Equity in losses of an affiliated
   company                                      (216)             -              -
   Minoriy interest in earnigs in a
   subsidiary                                      -              -              -
                                          ----------     ----------     ----------
   Net earning (loss) from continuing
   segments                                   (1,425)          (376)           307
                                          ==========     ==========     ==========


Basic and diluted net loss per share
from continuing segment                   $    (0.34)
                                          ==========

   Weighted average number of
     shares used in computing
     basic and diluted net loss
     per share                             4,163,166
                                          ==========


                                                         PRO FORMA
                                          ----------------------------------------
                                            QUASAR          ODEM           TOTAL      REFERENCE    COMBINED
                                          ----------     ----------     ----------     -------    ----------
   Revenues                                        -              -              -                    18,001
   Cost of revenues                                -              -              -                    13,448
   Non recurring royalty reversal                  -              -              -                         -
                                          ----------     ----------     ----------                ----------
   Gross profit                                    -              -              -                     4,553
                                          ----------     ----------     ----------                ----------

   Operating expenses:
     Research and development                      -              -              -                     1,559
       Less - grants and participation             -              -              -                      (370)
     Selling and marketing                         -              -              -                     2,205
     General and administrative                    -              -              -                     2,018
     Amortization of  intangible
     assets                                       68            105            173     (i),(k)           173
                                          ----------     ----------     ----------                ----------
   Total operating expenses                       68            105            173                     5,585
                                          ----------     ----------     ----------                ----------

   Operating profit (loss)                       (68)          (105)          (173)                   (1,032)
   Financial income (expenses), net                -                                                    (241)
                                          ----------     ----------     ----------                ----------

   Income  (loss) before tax on income           (68)          (105)          (173)                   (1,273)
   Tax on income                                   -             37             37       (j)            (141)
                                          ----------     ----------     ----------                ----------
   Net earning (loss) after tax on
   income                                        (68)           (68)          (136)                   (1,414)
   Equity in losses of an affiliated
   company                                         -              -              -                      (216)
   Minoriy interest in earnigs in a
   subsidiary                                      -           (111)          (111)      (l)            (111)
                                          ----------     ----------     ----------                ----------
   Net earning (loss) from continuing
   segments                                      (68)          (179)          (247)                   (1,741)
                                          ==========     ==========     ==========                ==========


Basic and diluted net loss per share
from continuing segment                                                                           $    (0.37)

   Weighted average number of
     shares used in computing
     basic and diluted net loss
     per share                                                                                     4,737,658
                                                                                                  ==========

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 1:- GENERAL

     The unaudited pro forma condensed combined financial statements reflect the following:

     a. The purchase of assets of Quasar Communication Systems Ltd. ("Quasar"). BOS purchased the majority of Quasar's assets relating to Quasar's business, including its property and equipment, technology, trade name and existing distribution channels. In consideration for the acquired assets, the Company has issued Quasar 285,000 Ordinary Shares, which are subject to a "lock-up" period of one year.

          The Company also committed to purchase Quasar's inventory in the ordinary course of business, for cash consideration equal to the book value of Quasar's inventory amounting to $ 517.

          The purchase consideration was estimated as follows:

          Issuance of shares (1)                                         $ 539
          Transaction cost                                                  57
                                                             -----------------
          Total consideration                                            $ 596
                                                             =================

          (1) The value of the ordinary shares issued was determined based on the average market price of the Company's ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

          Based on an analysis report prepared by management, the purchase price is allocated as follows:

                                                                SEPTEMBER 28,
           ALLOCATION OF PURCHASE CONSIDERATION                     2004
                                                              -----------------
           Tangible assets acquired                                     $    76

           Inventory purchase commitment liability                         (147)

           Intangible assets
                    Trade name                                              180
                    Current technology                                      125
                    Distribution network                                    200
                    Goodwill                                                162
                                                              -----------------

           Total consideration                                          $   596
                                                              =================

     b. The share purchase of Odem Electronic Technologies 1992 Ltd. ("Odem"), from Odem's existing shareholders. In consideration for 63.8% of Odem's shares the Company (i) will issue 290,532 of the Company's ordinary shares and (ii) will pay an amount of $ 1,971 in cash.

          In addition, the Odem's selling shareholders and the Company has certain put and call options with respect to all of the remaining Odem shares held by such sellers, exercisable against consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company's ordinary shares issued are subject to "lock-up" periods of 2 to 4 years.

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

          The purchase consideration was estimated as follows:

          Cash consideration                                            $ 1,971
          Estimated transaction costs                                       120
          Issuance of shares (1)                                            770
                                                              -----------------
          Total consideration                                           $ 2,861
                                                              =================


          (1) The value of the ordinary shares issued was determined based on the average market price of the Company's ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

          Based upon a preliminary valuation of tangible and intangible assets acquired, BOS has allocated the total cost of the acquisition to Odem's assets as follows. (This allocation is for pro forma purposes only. Actual fair values will be based on the fair value of the net assets purchased as of November 17, 2004):

                                                                SEPTEMBER 30,
           ALLOCATION OF PURCHASE CONSIDERATION                     2004
                                                              -----------------
           Tangible assets acquired                                  $    1,487

           Options
                    Put option to minority shareholders                    (359)
                    Call option to minority shareholders                    230

           Intangible assets
                    Customer base                                         1,406
                    Deferred tax liability                                 (430)
                    Goodwill                                                527
                                                              -----------------

           Total consideration                                        $   2,861
                                                              =================

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill arising from acquisitions will not be amortized. In lieu of amortization, BOS is required to perform an annual and interim impairment review. If BOS determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. BOS will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 2: - PRO-FORMA

     The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisitions as if it had occurred on January 1, 2003 and to reflect the allocation of the acquisitions cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of Quasar's equity account and Odem's equity account.

     Adjustments included in the pro forma condensed combined balance sheet are summarized as follows:

     a) Cash consideration paid for Odem Incorporated was estimated as follows:

             Cash consideration                                         $ 1,971
             Estimated transaction costs                                    120
                                                              -----------------

             Total consideration                                        $ 2,091
                                                              =================

     b) Valuation of Odem's intangible assets allocated to customers base, and goodwill at the amount of $ 1,406 and $ 527 respectively.

     c) Valuation of Call options to Odem's sellers at the amount of $ 230 presented in other intangible assets.

     d)   Valuation of deferred tax liabilities amounted to $ 430.

     e)   Valuation of Put options to Odem's sellers at the amount of $ 359.

     f)   Elimination of the Odem Equity at the amount of $ 2,331.

     g)   Issuance of 290,532 Ordinary shares valuated at $770.

     h)   The minority rights in a subsidiary of 36.2% amounted to $ 844.

     i) Amortization of Odem's intangible assets of $ 141 and $ 105 for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004.

     j) Deferred tax benefit on account of amortization of intangible assets of $ 51 and $ 37 for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004.

     k) Amortization of Quasar's intangible assets of $ 91 and $ 68 for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 respectively.

     l) Minority interest in earnings in Odem of 36.2% amounted to $ 27 and $ 111 for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 respectively.

               BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 3- AMORTIZATION OF INTANGIBLE ASSETS

     Amortization of acquired intangible assets is calculated using the following estimated useful lives:

                                                                        YEARS
                                                                        -----
         Current Technology                                               5
         Distribution network                                             5
         Customer base                                                   10
         Trade name                                                       7
         Goodwill                                                     Indefinite

               SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2004

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX



                                                                        PAGE
                                                                     -----------
CONSOLIDATED BALANCE SHEETS                                           S-2 - S-3

CONSOLIDATED STATEMENTS OF OPERATIONS                                    S-4

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            S-5

CONSOLIDATED STATEMENTS OF CASH FLOWS                                    S-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               S-7

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                           SEPTEMBER 30, DECEMBER 31,
                                                                               2004         2003
                                                                              ------       ------
                                                                             UNAUDITED
                                                                              -------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                  $1,945       $3,552
   Short-term deposits                                                         1,102        1,124
   Trade receivables (net of allowance for doubtful accounts of $ 52 at
     September 30, 2004 and December 31, 2003)                                   493          434
   Other accounts receivable                                                     250          229
                                                                              ------       ------

 TOTAL current assets                                                          3,790        5,339
                                                                              ------       ------

 LONG-TERM INVESTMENTS:
   Long-term deposits                                                             60           34
   Severance pay fund                                                            389          388
                                                                              ------       ------

 TOTAL long-term investments                                                     449          422
                                                                              ------       ------

 PROPERTY AND EQUIPMENT, NET                                                     409          471
                                                                              ------       ------

                                                                              $4,648       $6,232
                                                                              ======       ======


The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

                                                                                  SEPTEMBER 30,   DECEMBER 31,
                                                                                      2004            2003
                                                                                    --------        --------
                                                                                   UNAUDITED
                                                                                    --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                                   $    227        $    133
   Accrued expenses and other liabilities                                                694           1,042
                                                                                    --------        --------

 TOTAL current liabilities                                                               921           1,175
                                                                                    --------        --------

 LONG-TERM LIABILITIES:
   Accrued severance pay                                                                 476             472
                                                                                    --------        --------

 SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 0.01 par value:
     Authorized: 15,631,286 shares at September 30, 2004 and December 31,
     2003; Issued and outstanding: 1,089,846 and 1,055,471 shares at
     September 30, 2004 and December 31, 2003, respectively                                3               3
   Preferred shares of NIS 0.01 par value:
     Authorized: 4,368,714 shares at September 30, 2004 and December 31,
     2003; Issued and outstanding: 3,300,034 shares at September 30, 2004 and
     December 31, 2003; Aggregate liquidation preference of $ 43,063 at
     September 30, 2004                                                                    7               7
   Additional paid-in capital                                                         30,881          30,881
   Deferred stock compensation                                                          (142)           (181)
   Accumulated deficit                                                               (27,498)        (26,125)
                                                                                    --------        --------

 TOTAL shareholders' equity                                                            3,251           4,585
                                                                                    --------        --------

                                                                                    $  4,648        $  6,232
                                                                                    ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                         NINE MONTHS ENDED            THREE MONTHS ENDED         YEAR ENDED
                                            SEPTEMBER 30,                 SEPTEMBER 30,          DECEMBER 31,
                                        ---------------------        ----------------------        -------
                                         2004          2003           2004           2003           2003
                                        -------       -------        -------        -------        -------
                                                                    UNAUDITED
                                        ---------------------------------------------------
 Revenues:
   Software licenses                    $ 1,672       $   831        $   261        $   310        $ 1,242
   Royalties                                321            66            213             15            161
                                        -------       -------        -------        -------        -------

 TOTAL revenues                           1,993           897            474            325          1,403
                                        -------       -------        -------        -------        -------

 Cost of revenues:
   Software licenses                        475           359            132            106            522
   Royalties                                 39            26              6              9             41
                                        -------       -------        -------        -------        -------

 TOTAL cost of revenues                     514           385            138            115            563
                                        -------       -------        -------        -------        -------

 Gross profit                             1,479           512            336            210            840
                                        -------       -------        -------        -------        -------

 Operating expenses:
   Research and development, net          1,096         1,598            253            422          2,035
   Selling and marketing, net             1,273         1,029            415            338          1,486
   General and administrative               472           475            186            190            577
   Non-recurring costs                        -           102              -              -            234
                                        -------       -------        -------        -------        -------

 TOTAL operating expenses                 2,841         3,204            854            950          4,332
                                        -------       -------        -------        -------        -------

 Operating loss                           1,362         2,692            518            740          3,492
 Financial expenses (income), net            11           (59)            (2)           (14)           (72)
                                        -------       -------        -------        -------        -------

 Loss before income taxes                 1,373         2,633            516            726          3,420
 Income taxes                                 -             -              -              -              7
                                        -------       -------        -------        -------        -------

 Net loss                               $ 1,373       $ 2,633        $   516        $   726        $ 3,427
                                        =======       =======        =======        =======        =======

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

                                      ORDINARY SHARES        PREFERRED SHARES      ADDITIONAL  DEFERRED                   TOTAL
                                   ---------------------   ---------------------    PAID-IN     STOCK     ACCUMULATED  SHAREHOLDERS'
                                    SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL  COMPENSATION    DEFICIT      EQUITY
                                   ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Balance as of January 1, 2003        965,000   $       3   3,300,034   $       7   $  30,773   $    (207)   $ (22,698)   $   7,878

Deferred compensation related to
  options issued to employees              -           -           -           -         108         (78)           -           30
Amortization of deferred stock
  compensation                             -           -           -           -           -         104            -          104
Exercise of stock options             90,471   *)      -           -           -           -           -            -            -
Net loss                                   -           -           -           -           -           -       (3,427)      (3,427)
                                   ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance as of December 31, 2003    1,055,471           3   3,300,034           7      30,881        (181)     (26,125)       4,585

Amortization of deferred stock
  compensation                             -           -           -           -           -          39            -           39
Exercise of stock options             34,375   *)      -           -           -           -           -            -            -
Net loss                                   -           -           -           -           -           -       (1,373)      (1,373)
                                   ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Balance as of September 30, 2004
  (unaudited)                      1,089,846   $       3   3,300,034   $       7   $  30,881   $    (142)   $ (27,498)   $   3,251
                                   =========   =========   =========   =========   =========   =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   NINE MONTHS ENDED         YEAR ENDED
                                                                     SEPTEMBER 30,          DECEMBER 31,
                                                                ----------------------        -------
                                                                 2004            2003          2003
                                                                -------        -------        -------
                                                                      UNAUDITED
                                                                ----------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                     $(1,373)       $(2,633)       $(3,427)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation                                                   153            289            382
     Increase in accrued severance pay, net                           3              -              5
     Amortization of deferred stock compensation                     39            108            134
     Interest income (expenses) from short-term deposits             22              1             (3)
     Decrease (increase) in trade receivables                       (59)           167             41
     Increase in other accounts receivable                          (21)           (30)           (21)
     Increase (decrease) in trade payables                           94            (36)           (44)
     Increase (decrease) in accrued expenses and other
       liabilities                                                 (348)           (44)           433
                                                                -------        -------        -------

 Net cash used in operating activities                           (1,490)        (2,178)        (2,500)
                                                                -------        -------        -------

 CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property and equipment                               (91)           (20)           (35)
   Long-term deposits                                                 -             51             39
   Short-term deposit                                               (26)             -         (1,000)
                                                                -------        -------        -------

 Net cash provided by (used in) investing activities               (117)            31           (996)
                                                                -------        -------        -------

 Decrease in cash and cash equivalents                           (1,607)        (2,147)        (3,496)
 Cash and cash equivalents at the beginning of the period         3,552          7,048          7,048
                                                                -------        -------        -------


 Cash and cash equivalents at the end of the period             $ 1,945        $ 4,901        $ 3,552
                                                                =======        =======        =======

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- GENERAL

     Surf-Communication Solutions Ltd. ("the Company") was incorporated and commenced its activities under the laws of State of Israel in 1996. The Company is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries.

     The Company owns and controls 100% of its subsidiaries Surf Communication Solutions Inc. registered in the USA and Surf Communication Solutions B.V. registered in Holland.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2003, are applied consistently in these financial statements.

NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2004, are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

                        QUASAR COMMUNICATION SYSTEMS LTD.



                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2003

QUASAR COMMUNICATION SYSTEMS LTD.

                                          FINANCIAL STATEMENTS DECEMBER 31, 2003
--------------------------------------------------------------------------------




CONTENTS

Auditor's report                                                              Q-2

FINANCIAL STATEMENTS :

Balance Sheets                                                             Q-3 - Q-4

Statements of Operations                                                      Q-5

Statements of Changes in Shareholders' Equity                                 Q-6

Statements of Cash Flows                                                      Q-7

Notes to the Financial Statements                                          Q-8 - Q-30

                                                 CHAIKIN, COHEN, RUBIN & GILBOA.

Atidim Technology Park, Bldg. 4,
P.O.B. 58143 Tel-Aviv 61580, Israel
TEL: 972-3-6489858 FAX: 972-3-6489946
e-mail: accounting@ccrcpa.co.il
-------------------------------------------------------------------------------
                                             CERTIFIED PUBLIC ACCOUNTANTS (ISR.)


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF
QUASAR COMMUNICATION SYSTEMS LTD.

We have audited the Quasar Communication Systems Ltd., ("the Company") balance sheets as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and with the standards of the Public Company Oversight Board (United State). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our examination, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations, changes in shareholders equity and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Israel Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.

As explained in note 2, the above mentioned financial statements are presented in values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw your attention to note 1C in the financial statements. The Company had suffered a loss of approximately NIS 6.5 millions in the year ended December 31, 2003. The Company's capital and working capital deficiencies as of December 31, 2003 amounted to approximately NIS 1.4 million and NIS 1.1 millions respectively.

The ability of the Company to continue to operate as a going concern is dependent upon increasing profitability and/or raising additional financial support.

The financial statements do not include any adjustments relating to recoverability and classification of the assets and liabilities that might be necessary should the company be unable to continue as a going concern.

This opinion is based on our opinion to the financial statements for the above mentioned years, the last one of which, for the year ended December 31, 2003 was at March 28, 2004.

CHAIKIN, COHEN, RUBIN & GILBOA
Certified Public Accountants (Isr.)

Tel-Aviv, January 4, 2005

QUASAR COMMUNICATION SYSTEMS LTD.

                                                                  BALANCE SHEETS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS



                                                                           DECEMBER 31,        SEPTEMBER 28,
                                                                       -------------------        ------
                                                                        2002         2003          2004
                                                                       ------       ------        ------
                                                                      AUDITED      AUDITED       UNAUDITED
                                                                       ------       ------        ------
                                                                     ADJUSTED AMOUNTS FOR THE
                                                                        ISRAELI CPI AS OF        REPORTED
                                                              NOTE         DECEMBER 2003        AMOUNTS (*)
                                                             ------     ------------------        ------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents                                                722          283            39
 Trade receivables                                             3        4,931        2,800         2,289
 Other receivables and prepaid expenses                        4        1,241          326           181
 Inventories                                                   5        3,481        2,236         2,322
                                                                       ------       ------        ------

                                                                       10,375        5,645         4,831
                                                                       ------       ------        ------

 FUND FOR EMPLOYEE RIGHTS UPON RETIREMENT, NET                11            -           74             -
                                                                       ------       ------        ------

 FIXED ASSETS                                                  6
 Cost                                                                   2,031        2,165         2,056
 Less-accumulated depreciation                                            909        1,202         1,312
                                                                       ------       ------        ------
                                                                        1,122          963           744
                                                                       ======       ======        ======

                                                                       11,497        6,682         5,575
                                                                       ======       ======        ======
 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

 CURRENT LIABILITIES

 Credit from banks                                             7          147        1,565         1,864
 Loans from related parties                                                 -            -         2,839
 Trade payables                                                8        4,572        2,941         1,572
 Other current liabilities and accruals                        9        1,960        2,235         2,175
                                                                       ------       ------        ------

                                                                        6,679        6,741         8,450
                                                                       ------       ------        ------
 LONG TERM LIABILITY
 Liability for employee rights upon retirement, net of
   amount funded                                              11           63            -            82
 Loans from related parties                                   10            -        1,354             -
 Deferred taxes                                                            11            -             -
                                                                       ------       ------        ------

                                                                           74        1,354            82
                                                                       ------       ------        ------

 CONTINGENCIES, COMMITMENTS,  GUARANTEES AND LIENS            12

                                                                       ------       ------        ------
 TOTAL LIABILITIES                                                      6,753        8,095         8,532

 SHAREHOLDERS' EQUITY (DEFICIENCY)                                      4,744       (1,413)       (2,957)
                                                                       ======       ======        ======

                                                                       11,497        6,682         5,575
                                                                       ======       ======        ======

(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

Approved by the Board of Directors on January 4, 2005.

----------------------------------           ----------------------------------
         AMIRAM GOLDMAN                                 SHIMON MAMO
CHAIRMAN OF THE BOARD OF DIRECTORS                        DIRECTOR


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                                        STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS



                                                                                  FOR THE NINE MONTHS ENDED
                                                                                    ----------------------
                                                      YEAR ENDED DECEMBER 31,     SEPTEMBER 30, SEPTEMBER 28,
                                                       ---------------------        -------        -------
                                                        2002           2003          2003           2004
                                                       -------       -------        -------        -------
                                                       AUDITED       AUDITED      UNAUDITED       UNAUDITED
                                                       -------       -------        -------        -------
                                                     ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                       -----------------------------------         REPORTED
                                            NOTE                   DECEMBER 2003                  AMOUNTS (*)
                                           -------     -----------------------------------         -------
  Sales                                      18a        24,790        17,810         13,566         10,432
  Cost of sales                              18b        13,610        16,641         13,346          8,637
                                                       -------       -------        -------        -------

  GROSS PROFIT                                          11,180         1,169            220          1,795
                                                       -------       -------        -------        -------

  Marketing and selling expenses             18c         4,404         2,962          2,451          1,168
  General and administrative expenses        18d         3,985         3,216          2,561          2,116
                                                       -------       -------        -------        -------

                                                         8,389         6,178          5,012          3,284
                                                       =======       =======        =======        =======


  OPERATING INCOME (LOSS)                                2,791        (5,009)        (4,792)        (1,489)

  Financial expenses, net                    18e           175           474            262            214

  Other expenses, net                                        2             -              -              7
                                                       -------       -------        -------        -------

  INCOME (LOSS) BEFORE TAXES ON INCOME                   2,614        (5,483)        (5,054)        (1,710)

  Taxes on income                            14b         1,174         1,071          1,133              -
                                                       -------       -------        -------        -------
  NET INCOME (LOSS)                                      1,440        (6,554)        (6,187)        (1,710)
                                                       =======       =======        =======        =======


(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS



                                                               SHARE      PREMIUM ON     RETAINED
                                                              CAPITAL       SHARES       EARNINGS       TOTAL
                                                               ------       ------        ------        ------
ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF DECEMBER 2003

BALANCE AT DECEMBER 31, 2001                                       11          206         6,558         6,775

CHANGES DURING 2002:

Net income                                                        206         (206)        1,440         1,440
Issuance of bonus shares
Dividend paid                                                       -            -        (3,471)       (3,471)
                                                               ------       ------        ------        ------

BALANCE AT DECEMBER 31, 2002                                      217            -         4,527         4,744

CHANGES DURING 2003:

ADJUSTED AMOUNT FOR THE ISRAELI CPI AS OF DECEMBER 2003

Net loss                                                            -            -        (6,554)       (6,554)
Issuance of share capital                                         397            -             -           397
                                                               ------       ------        ------        ------

BALANCE AT DECEMBER 31, 2003                                      614            -        (2,027)       (1,413)

REPORTED AMOUNTS (*)

Net loss for the period (UNAUDITED)                                 -            -        (1,710)       (1,710)
Issuance of shares capital (UNAUDITED)                            166            -             -           166
                                                               ------       ------        ------        ------

BALANCE AT SEPTEMBER 28, 2004 (UNAUDITED)                         780            -        (3,737)       (2,957)
                                                               ======       ======        ======        ======

(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                                        STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS


                                                                                         FOR THE NINE MONTHS ENDED
                                                                                           --------------------
                                                             YEAR ENDED DECEMBER 31,    SEPTEMBER 30,   SEPTEMBER 28,
                                                               --------------------        ------        ------
                                                                2002          2003          2003          2004
                                                               ------        ------        ------        ------
                                                              AUDITED       AUDITED      UNAUDITED      UNAUDITED
                                                               ------        ------        ------        ------
                                                           ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                               ----------------------------------       REPORTED
                                                                          DECEMBER 2003                AMOUNTS (*)
                                                               ----------------------------------        ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period                                1,440        (6,554)       (6,187)       (1,710)
Adjustments required to reflect the cash flows from
operating activities (Appendix A)                                  10         3,076         3,912          (506)
                                                               ------        ------        ------        ------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES             1,450        (3,478)       (2,275)       (2,216)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in (proceeds from) loans to employees                    -             4             -             -
Purchase of fixed assets                                         (192)         (134)         (132)          (58)
Proceeds from sale of fixed assets                                 99             -             -            80
                                                               ------        ------        ------        ------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               (93)         (130)         (132)           22
                                                               ------        ------        ------        ------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital                                           -           397             -           166
Dividend paid                                                  (3,882)            -             -             -
Loans received from related parties                                 -         1,354             -         1,485
Increase (decrease) in short term credit from banks, net         (114)        1,418         1,860           299
                                                               ------        ------        ------        ------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            (3,996)        3,169         1,860         1,950
                                                               ======        ======        ======        ======

DECREASE IN CASH AND CASH EQUIVALENTS                          (2,639)         (439)         (547)         (244)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF
THE PERIOD                                                      3,361           722           722           283

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE
PERIOD                                                            722           283           175            39
                                                               ======        ======        ======        ======

(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                                        STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

                                                                                       FOR THE NINE MONTHS ENDED
                                                                                          --------------------
                                                             YEAR ENDED DECEMBER 31,    SEPTEMBER 30, SEPTEMBER 28,
                                                              --------------------        ------        ------
                                                               2002          2003          2003          2004
                                                              ------        ------        ------        ------
                                                              AUDITED       AUDITED     UNAUDITED     UNAUDITED
                                                              ------        ------        ------        ------
                                                            ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                              ----------------------------------       REPORTED
                                                                         DECEMBER 2003                AMOUNTS (*)
                                                              ----------------------------------        ------
APPENDIX A:

ADJUSTMENTS REQUIRED TO REFLECT THE CASH FLOWS FROM
OPERATING ACTIVITIES

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
   Depreciation                                                  372           293           157           190
   Increase (decrease) in liability for employee rights
   upon retirement, net                                         (160)         (137)          237           156
   Decrease (increase) in deferred income taxes, net             (74)          367           (12)            -
   Other items, net                                               (5)            -             -             7
                                                              ------        ------        ------        ------

                                                                 133           523           382           353
                                                              ------        ------        ------        ------

CHANGES IN OPERATING ASSETS AND LIABILITIES:
   Decrease in trade receivables                                 930         2,131         2,194           511
   Decrease (increase) in other receivables and prepaid
   expenses                                                     (642)          533           389           145
   Decrease (increase) in inventories                         (1,540)        1,245           815           (86)
   Increase (decrease) in trade payables                       2,379        (1,631)         (789)       (1,369)
   Increase (decrease) in other current liabilities and
   accruals                                                   (1,250)          275           921           (60)
                                                              ------        ------        ------        ------

                                                                (123)        2,553         3,530          (859)
                                                              ======        ======        ======        ======

                                                                  10         3,076         3,912          (506)
                                                              ======        ======        ======        ======


(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 1 - GENERAL

     A. Quasar Communication Systems Ltd. (the Company) was founded and commenced its operation on August 1993. The Company engaged in developing, manufacturing and selling of cellular communication gateways.

     B.   DISCONTINUED OPERATION

          On September 29, 2004, the company entered into an assets purchase agreement with B.O.S Better On-Line Solutions Ltd. ("BOS). Under the agreement BOS will purchase the majority of the company's assets relating to the company's business, including its fixed assets, product lines, intellectual property rights and industrial rights. BOS also committed to purchase the company's inventory.

          These financial statements have been prepared as of September 28, 2004, immediately before the above-mentioned transaction, and do not reflect the impact of the agreement on the financial statements.

     C.   GOING CONCERN ASSUMPTION

          The company had suffered a loss of approximately NIS 6.5 millions and NIS 1.7 millions for the year ended December 31, 2003 and for the period of nine months ended September 28, 2004, respectively. The company had also suffered from negative cash flows from operations amounting to approximately NIS 3.5 millions and NIS 2.2 millions as for these periods, respectively. The company's capital deficiencies as of December 31, 2003 and September 28, 2004 amounted to approximately NIS 1.4 millions and NIS 3 millions, respectively. The company's working capital deficiencies as for these days, amounted to approximately NIS 1.1 millions and NIS 3.6 millions, respectively. The ability of the Company to continue to operate as a going concern is dependent upon increasing its profitability and/or raising additional financial support.

     D.   THE USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     E.   UNAUDITED INTERIM FINANCIAL STATEMENTS

          1) The accompanying balance sheet as of September 28, 2004, the statements of operations and of cash flows for the nine months ended September 28, 2004 and September 30, 2003, and the statements of changes in shareholders' equity for the nine months ended September 28, 2004 are unaudited.

          2) The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israeli Accounting Standards Board.

               The significant accounting policies applied in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

          3) The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the whole year ending December 31, 2004.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies which have been applied consistently with those of prior year, are as follows:

     A.   ADJUSTED FINANCIAL STATEMENTS

          1) The financial statements have been prepared on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute). All figures in the financial statements are presented in adjusted new Israeli shekels (NIS), which have a uniform purchasing power (December 2003 adjusted NIS) - based upon the changes in the consumer price index (hereafter - the CPI). As to the discontinuance of adjusting financial statements for the effects of inflation, with effects from January 1, 2004, see note below.

               The adjustment of the financial statements is based on the accounts of the Company maintained in nominal NIS.

               The income statement items were, for the most part, adjusted as follows: the components relating to transactions carried out during the year - sales, purchases, labor costs, etc. - were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly -depreciation and changes in inventories) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms including the effect of the erosion of balances of monetary items due to inflation.

               2) The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values, adjusted for the changes in the general purchasing power of Israeli currency. In these financial statements, the term "cost" signifies cost in adjusted Israeli currency.

     B. DISCONTINUANCE OF THE ADJUSTMENT OF FINANCIAL STATEMENTS FOR THE EFFECTS OF INFLATION AND FINANCIAL REPORTING IN REPORTED AMOUNTS:

          In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements ("Standard No. 12"). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

          1.   STARTING POINT FOR THE PREPARATION OF FINANCIAL STATEMENTS:

               a) In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index ("Israeli CPI"). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     B. DISCONTINUANCE OF THE ADJUSTMENT OF FINANCIAL STATEMENTS FOR THE EFFECTS OF INFLATION AND FINANCIAL REPORTING IN REPORTED AMOUNTS

          1.   STARTING POINT FOR THE PREPARATION OF FINANCIAL STATEMENTS:
               (cont.)

               b) The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

               c) In the financial statements "cost" represents cost in the reported amount (see 2 below).

               d) All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

          2.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS:

               a)   Definitions:

                    ADJUSTED AMOUNT - historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

                    REPORTED AMOUNT - adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

               b)   Balance sheet:

                    1)   Non-monetary items are presented in reported amounts.

                    2) Monetary items are presented in nominal values as of the balance sheet date.

               c)   Statement of operations:

                    1) Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

                    2) Other items in the statement of operations are presented in nominal values.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   EXCHANGE RATES AND BASIS OF LINKAGE

          Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date. Changes in monetary balances caused by changes in foreign currency exchange rate or from changes in the CPI are changed to the statement of operation as incurred. Hereunder are details of the CPI and dollar exchange rates:

                                            EXCHANGE RATE
                                             OF ONE U.S.
                                               DOLLAR       CPI*
                                               ------      ------
                                                NIS        POINTS
                                               ------      ------
At December 31, 2003                           4.379       106.16
At December 31, 2002                           4.737       108.20
At September 28, 2004                          4.480       100.6
At September 30, 2003                          4.441        99.8

RATES OF INCREASE (DECREASE)                    IN PERCENTAGE %
----------------------------                    ---------------
Year ended December 31, 2003                  (7.6)         (1.9)
Year ended December 31, 2002                   7.3           6.5
Nine months ended September 28, 2004           2.4           1.2
Nine months ended September 30, 2003          (6.2)         (1.48)

          * Based on the CPI of the month which ended in the balance date, on the average basis 2000=100.

     D.   CASH AND CASH EQUIVALENTS

          The company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit), that are not restricted as to withdrawal or use to be cash equivalents.

     E.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is determined with respect to specific debts of doubtful collecttibility.

     F.   INVENTORIES

          Inventories are valued at the lower of cost or market value. Cost is determined on "first-in first-out" basis. Labor and production overheads component - on the basis of actual manufacturing costs.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   FIXED ASSETS

          Fixed assets are stated at cost.

          Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives. Leasehold improvements are amortized over the related lease period.

                                                                         %
                                                                      --------
         Machinery and equipment                                        7-20
         Furniture and office equipment                                  20
         Computers and computerized equipment                          25-33
         Vehicles                                                        15
         Leasehold  improvements                                        6-20

     H.   DEFERRED TAXES

          1) Deferred taxes are computed in respect of differences between the amounts presented in the financial statements and those taken into account for tax purposes.

               Deferred taxes are measured at the tax rates, which will be in effect at time of release to income from the deferred tax accounts. Changes in deferred taxes during the reported year are reflected in the statement of income.

          2) The Company recognizes tax benefits receivable where the expectation of realization according to management estimate, is more likely than not.

          3) The Company may incur additional tax liability in the event of a dividend distribution by the company. No account was taken of the additional tax, since it is the Company's policy not to cause distribution of dividend, which would involve additional tax liability to the Company in the foreseeable future.

     I.   REVENUE RECOGNITION

          Revenues from sale of products are generally recognized upon delivery to the customer, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remaining.

          Revenues from services are recognized ratably over the contractual period.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   IMPAIRMENT OF ASSETS

          In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board ("the IASB") - "Impairment of Assets", became effective. Requires a periodic assessment - at each balance sheet date
          - to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. As promulgated by the standard, its provisions are applied as of January 1, 2003. Pursuant to the provisions of the standard if any events have occurred or changed in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

          The adoption of this standard has not had any effect on the company's financial statements.

     K. DISCLOSURE OF EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

          On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. The Company estimates that the implementation of the Standard will not have a significant effect on the Company's statements

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 3 - TRADE RECEIVABLES


                                                           DECEMBER 31,
                                                       --------------------
                                                        2002          2003
                                                       ------        ------
             Open accounts - domestic                   3,012         1,880
             Open accounts - foreign                    1,503         1,624
             Checks for collection                      1,327           178
                                                       ------        ------
                                                        5,842         3,682
             Less - allowance for doubtful debts         (911)         (882)
                                                       ------        ------

                                                        4,931         2,800
                                                       ======        ======


NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                              DECEMBER 31,
                                           -----------------
                                           2002         2003
                                           -----       -----
             Government institutions         623         149
             Prepaid expenses                205          41
             Deferred taxes                  378           -
             Advances to suppliers            15          96
             Employees *                      10           6
             Other                            10          34
                                           -----       -----

                                           1,241         326
                                           =====       =====

          * Loans given to employees linked to the CPI and bore interest of 4% per annum.

NOTE 5 - INVENTORIES

                                        DECEMBER 31,
                                     -----------------
                                     2002         2003
                                     -----       -----
             Raw Materials           2,074       1,625
             Work in process           344         439
             Finished products       1,063         172
                                     -----       -----

                                     3,481       2,236
                                     =====       =====

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 6 - FIXED ASSETS


                                                                                          COMPUTERS
                                                                 FURNITURE &                 AND
                                         MACHINERY &    MOTOR      OFFICE      LEASEHOLD COMPUTERIZED
                                          EQUIPMENT    VEHICLES   EQUIPMENT  IMPROVEMENTS  EQUIPMENT    TOTAL
                                            -----       -----       -----       -----       -----       -----
COST
Balance at January 1, 2003                    615         168         535         152         561       2,031
Additions during the year                      46           -          21          19          48         134
                                            -----       -----       -----       -----       -----       -----

Balance as December 31, 2003                  661         168         556         171         609       2,165
                                            -----       -----       -----       -----       -----       -----
ACCUMULATED DEPRECIATION
Balance at January 1, 2003                    339          37          86          35         412         909
Additions during the year                     117          25          19          25         107         293
                                            -----       -----       -----       -----       -----       -----

Balance as December 31, 2003                  456          62         105          60         519       1,202
                                            =====       =====       =====       =====       =====       =====

DEPRECIATED COST
Depreciated cost at December 31, 2003         205         106         451         111          90         963
                                            =====       =====       =====       =====       =====       =====

Depreciated cost at December 31, 2002         276         131         449         117         149       1,122
                                            =====       =====       =====       =====       =====       =====


NOTE 7 - CREDIT FROM BANKS

                                                      ANNUAL
                                                  INTEREST RATE    DECEMBER 31,
                                                      AS OF      ----------------
                                                    31.12.2003   2002        2003
                                                    ----------   -----      -----
             Short-term overdrafts                      10           -        163
             Short-term loans from bank                  8         147      1,402
                                                                 -----      -----
                                                                   147      1,565
                                                                 =====      =====

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 8 - TRADE PAYABLES


                                               DECEMBER 31,
                                            -----------------
                                            2002         2003
                                            -----       -----
             Open accounts - domestic       3,672       1,376
             Open accounts - foreign            5           -
             Checks  for collection           895       1,565
                                            -----       -----

                                            4,572       2,941
                                            =====       =====

NOTE 9 - OTHER CURRENT LIABILITIES

                                                   DECEMBER 31,
                                                -----------------
                                                2002         2003
                                                -----       -----
             Payroll and related expenses       1,038         564
             Customers advances                   251         239
             Deferred income                      117         175
             Government institutions              334         401
             Accrued expenses                      37         316
             Related party                          -         327
             Provision for warranty               183         190
             Other                                  -          23
                                                -----       -----

                                                1,960       2,235
                                                =====       =====


NOTE 10 - LOANS FROM RELATED PARTIES

          The loans were given as part of an investment agreement from November 23, 2003 (see Note 13b).

          The loans are linked to the CPI and bear interest on a rate of 4% per annum. The lenders were committed not to demand the repayment of the loans before the repayment of the loans received from banks and in any case not before January 1, 2005.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 11 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

     a. Labor laws and agreements require the company to pay severance pay to employees dismissed or reliving from their employ in certain other circumstances. The Company's liability for the payment of severance pay to its employees is covered mainly by purchase of insurance policies. The amounts so funded are not included in the balance sheets since they are not under the control or management of the Company.

     b. Monthly employees (for whom the company makes regular deposits in severance pay funds) dismissed before attaining retirement age are entitled to severance pay computed on the basis of the latest pay rate. In respect of' these employees, the company has undertaken to supplement the difference between severance pay computed as above and the amounts accumulated in the above-mentioned funds. An appropriate provision has been made for this liability.

     c. The liability to employees whose salary is partly based on commissions is computed on the basis of the average salary for the preceding 12 months.

     d. The amount of the liability for severance pay presented in the balance sheets reflects that portion of the liability which is not funded as described above. Part of this liability is covered by deposits, in the Company name, with recognized severance pay funds.

          The liability for employee rights upon retirement, and the amount funded are composed as follows: DECEMBER 31,

                                               DECEMBER 31,
                                            -----------------
                                            2002        2003
                                            ----        ----
                 For severance pay           649         347
                 Less - amount funded       (586)       (421)
                                            ----        ----

                                              63         (74)
                                            ====        ====


          The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 12 - CONTINGENCIES, COMMITMENTS, GUARANTEES AND LIENS

     CONTINGENCY

     A former employee who is a related party of the company filed a claim against the company for payment of vacations days in the amount of 186,000 NIS.

     At this stage of the legal proceedings, the company is unable to estimate the prospects of this legal claim, therefore the company has not made a provision in its financial statements.

     COMMITMENTS

     1) The facilities of the company are rented under a lease agreement, for period of 4 years (with extension option for 3 years) started July 1, 1999.

          The annual rental payments are at the amount of $77,000 per annum (the rented payments will increase in 2.5% for each year in the next becoming 3 years).

          On June 2003, the company entered into an agreement with the renter of which the annual rental payments will be decreasing in 2.5% from the above mentioned mounts (NIS 77,000).

     2) As of December 31, 2003 the company's vehicle are rented under lease agreements. The company committed for minimum payments of 394,000 NIS for the year of 2004, and 21,000 NIS for the year 2005.

     GUARANTEES

     On December 31, 2003 the company has given a guarantee of 86,000 NIS for the renter of the company's facilities.

     LIENS

     There are fixed and floating liens, unlimited in amounts on all of the company's assets, including a first degree fixed lien on the company's checks for collection, unpaid share capital and goodwill, in favor of bank Leumi. In addition, the company pledged, in a first degree fixed lien one of its customers account on favor of Bank, according to an agreement from April 29, 2003.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 13 - SHARE CAPITAL

     A.   Balance as of December 31, 2003 and 2002 -


                                                                  DECEMBER 31,
                                                            ----------------------
                                                             2002             2003
                                                            ------           ------
                                                           NUMBER OF        NUMBER OF
                                                            SHARES           SHARES
                                                            ------           ------
                 AUTHORIZED:
                 Ordinary shares of NIS 1 par value         222,920       1,000,000

                 ISSUED AND FULLY PAID UP
                 Ordinary shares of NIS 1 par value         204,040         613,729

     B.   INVESTMENT IN THE COMPANY

          On November 23, 2003 the company entered into investment agreement with some of its shareholders and another investor for investing of 398,000 NIS, in consideration to issuance of 398,000 ordinary shares and for lending 1,357,000 NIS.

          After the above-mentioned issuance, the new investor holds 50.85% of the issued share capital.

          In addition the company granted the new investor warrants in case the company will issue additional shares.

          After December 31, 2003, the investors lended additional amount of 500,000 NIS.

NOTE 14 - TAXES ON INCOME

     a.   TAXATION UNDER INFLATIONARY CONDITIONS

          The Company reports on its income for tax purposes according to the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, whereby taxable income is measured in NIS adjusted for the changes in the Israeli CPI.

          In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. On January 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 14 - TAXES ON INCOME (CONT.)

     b.   COMPOSITION OF TAX EXPENSES

                         YEAR ENDED DECEMBER 31,
                          --------------------
                           2002          2003
                          ------        ------
Current taxes                903             -
Previous year taxes          345           704
Deferred taxes               (74)          367
                          ------        ------

                           1,174         1,071
                          ======        ======


     c.   DEFERRED TAXES ARE RECORDED IN THE BALANCE SHEETS AS FOLLOWS:


                                DECEMBER 31,
                               --------------
                               2002      2003
                               ----      ----
In current assets               378         -
In long-term liabilities        (11)        -
                               ----      ----

                                367         -
                               ====      ====

     d.   CHANGES IN DEFERRED TAXES


 Balance at December 31, 2002             367
 Changes in 2003                         (367)
                                         ----

 Balance at December 31, 2003               -
                                         ====

     e. FOLLOWING IS A RECONCILIATION OF THE THEORETICAL TAX EXPENSE (THE REGULAR TAX RATES APPLIED TO THE REPORTED INCOME BEFORE TAX) AND THE ACTUAL TAX EXPENSE:


                                                                   YEAR ENDED DECEMBER 31,
                                                                    ---------------------
                                                                     2002           2003
                                                                    ------         ------
Income (loss) before taxes on income, as reported in the
  income statements                                                  2,614         (5,483)
                                                                    ======         ======

Statutory tax rate                                                      36%            36%
                                                                    ======         ======

Theoretical tax                                                        941         (1,974)
Increase (decrease) in tax due to tax benefit on account of
  previous years from an "approved enterprise"                        (211)             -
Taxes for previous year                                                346            704
Increase in taxes in respect of tax losses for which deferred
  taxes were not created                                                 -          2,274
Other, net                                                              98             67
                                                                    ------         ------

Taxes on income for the reported year                                1,174          1,071
                                                                    ======         ======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 14 - TAXES ON INCOME (CONT.)

     f.   TAXES ON INCOME

          On June 29, 2004 the Israeli parliament adopted an income tax ordinance amendment. The amendment determines a gradual reduction in the rate of corporate tax commencing from January 1, 2004. In accordance with the amendment the Company's nominal tax rate from 2004 has been reduced from 36% to 35%. In addition future reduction will come into effect at the beginning of 2005 (34%), 2006 (32%) and 2007 until a final tax rate of 30% is achieved.

          The adoption of the amendment did not have significant effect on the Company's statements.

     g.   BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS

          The Company's plan for investment of NIS 630,000 in fixed assets have been granted on December 6, 2000, an "approved enterprise" status subject to the law for Encouragement of Capital Investments, 5709-1959.

          The Company chose the alternative income course, accordingly income from the "approved enterprise" will be exempt from taxes for two years after which a reduced tax rate of 25% will be enacted for the remaining benefit period. The benefit period is a 7 years period beginning the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. According to management opinion the benefit period commenced on 2000. Dividends distributed from the "approved enterprise" income will be liable to a 15% tax rate.

          If the Company distributes a cash dividend to its shareholders out of income attributable to revenues from approved enterprises which received a tax exemption, the Company would be liable for taxes at the rate of the corporate tax (up to 25%) saved from the amount of the earnings distributed.

          The above mentioned benefits are contingent on the company meeting the terms of the law and its regulations and an authorization letter according to which the company invested in an "approved enterprise". Non-fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

          The Company applied the "Investment Center" for confirmation of the year 2000 as the year of commencing the benefit period.

          On December 2, 2001 the Company applied for additional approved plan under the said law. This application was not approved, yet.

     h.   FINAL TAX ASSESSMENTS

          The company has final tax assessments under the law up to and including the tax year ended at December 31, 1998.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 15 - LINKAGE OF MONETARY BALANCES



                                                                   DECEMBER 31, 2003
                                                      -----------------------------------------------
                                                  IN, OR LINKED
                                                   TO, FOREIGN   LINKED TO
                                                    CURRENCY *    THE CPI       UNLINKED       TOTAL
                                                      ------       ------        ------        ------
             ASSETS

             CURRENT ASSETS
             Cash and cash equivalents                   244            -            39           283
             Trade receivables                         1,009            -         1,791         2,800
             Other receivables                             -            6           183           189
             Fund for employee rights upon
               retirement, net                             -            -            74            74
                                                      ------       ------        ------        ------

                                                       1,253            6         2,087         3,346
                                                      ------       ------        ------        ------

             LIABILITIES

             CURRENT LIABILITIES
             Short-term credit from banks                  -            -         1,565         1,565
             Trade payables                              904            -         2,037         2,941
             Other current liabilities                     -          401         1,420         1,821
             Loans from related parties                    -        1,354             -         1,354
                                                      ------       ------        ------        ------

                                                         904        1,755         5,022         7,681
                                                      ======       ======        ======        ======

             NET. MONETARY ASSETS (LIABILITIES)          349       (1,749)       (2,935)       (4,335)
                                                      ======       ======        ======        ======

             * Mainly in US dollars

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 15 - LINKAGE OF MONETARY BALANCES (CONT.)



                                                     DECEMBER 31, 2002
                                         ----------------------------------------------
                                     IN, OR LINKED
                                      TO, FOREIGN   LINKED TO
                                       CURRENCY *    THE CPI      UNLINKED       TOTAL
                                         ------       ------       ------        ------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   448          108          166           722
Trade receivables                           920            -        4,010         4,931
Other receivables                             4          633          226           862
Fund for employee rights upon
  retirement, net                             -            -            -             -
                                         ------       ------       ------        ------

                                          1,372          741        4,402         6,515
                                         ------       ------       ------        ------

LIABILITIES

CURRENT LIABILITIES
Short-term credit from banks                  -          147            -           147
Trade payables                                5            -        4,567         4,572
Other current liabilities                   251            -        1,709         1,960
                                         ------       ------       ------        ------

                                            256          147        6,276         6,679
                                         ======       ======       ======        ======

NET. MONETARY ASSETS (LIABILITIES)        1,116          594       (1,874)         (164)
                                         ======       ======       ======        ======

*    Mainly in US dollars.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

     A.   AGREEMENT WITH A RELATED PARTY

          An agreement with a related party was signed on April 28, 2003, under which the related party will receive from the Company a monthly remuneration of NIS 13,000 until January 31, 2004 ("End of employment"). In addition the Company will pay 5% of the monthly remuneration to a "Management Insurance Policy" and 7.5% for an Education Fund. On the end of employment period the Company will grant the related party all funds accrued in the "Management Insurance Policy" and in the "Education Fund" and will pay him increased severance pay of NIS 300,000 not later than 30 days after the end of employment. The Company accounted in its financial statement a provision for the said amounts.

     B.   TRANSACTIONS WITH RELATED PARTIES


                                                                                           FOR THE NINE MONTHS ENDED
                                                                                             ----------------------
                                                                YEAR ENDED DECEMBER 31,   SEPTEMBER 30,  SEPTEMBER 28,
                                                                 ---------------------       -------        -------
                                                                   2002         2003          2003           2004
                                                                 -------       -------       -------        -------
                                                                 AUDITED       AUDITED      UNAUDITED      UNAUDITED
                                                                 -------       -------       -------        -------
                                                             ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                                   -----------------------------         REPORTED
                                                                            DECEMBER 200                AMOUNTS (*)
                                                                   -----------------------------        ---------
Payroll and related expenses to related party employed by
the company                                                        725          210          158           55
                                                                   ===          ===          ===          ===

Purchase from related party                                          -           24           24            3
                                                                   ===          ===          ===          ===

Financing expenses                                                   -            3            -           80
                                                                   ===          ===          ===          ===

Directors remuneration                                               -           81           61            -
                                                                   ===          ===          ===          ===


     C.   BALANCES WITH RELATED PARTIES

                                                                      DECEMBER 31,        SEPTEMBER 30,  SEPTEMBER 28,
                                                                 ---------------------       -------        -------
                                                                   2002         2003          2003           2004
                                                                 -------       -------       -------        -------
                                                                 AUDITED       AUDITED      UNAUDITED      UNAUDITED
                                                                 -------       -------       -------        -------
                                                             ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                                   -----------------------------         REPORTED
                                                                            DECEMBER 200                AMOUNTS (*)
                                                                   -----------------------------        ---------
1) Include in current liabilities

    Other current liabilities                                      110            327          97              -
                                                                   ===          =====          ==          =====
    Acruded interest                                                 -              6           -              -
                                                                   ===          =====          ==          =====

2)  Loans from related parties                                       -          1,354           -          2,839
                                                                   ===          =====          ==          =====



(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 17 - CREDIT RISKS AND CURRENCY RISKS

     A.   CONCENTRATION OF CREDIT RISKS

          Most of Accounts receivables are not secured. The company allowances for specific doubtful accounts, which their collection is in doubt.

          In addition the company is exposed to losses from differences between the changes in CPI and foreign exchange rates.

     B.   CURRENCY RISKS

          As of December 31, 2003, excess of monetary assets over liabilities in foreign currency or linked to it amounted to NIS 349,000.

          Excess of unlinked monetary liabilities over unlinked monetary assets amounted to NIS 2,935,000.

     C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying values of cash and cash equivalents, receivables and debit balances, short-term credit from banks, payables and other current liabilities approximate fair values due to the short-term maturities of these instruments.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 18 - STATEMENTS OF OPERATIONS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                         -------------------------
                                                                                          2002               2003
                                                                                         -------           -------

             A.  THE SALES INCLUDE SALES TO PRINCIPAL CUSTOMERS (ABOVE 10% FROM
                 SALES):

                 Principal customer a                                                      5,699             4,257
                 Principal customer b                                                          -             2,621
                 Principal customer c                                                          -             2,326

             B.  COST OF SALES

                 1) Composition:

                    Materials consumed                                                     8,476             9,800
                    Payroll and related expenses                                           4,036             3,780
                    Sub-contractors                                                        1,115             1,229
                    Changes in inventories of work in process                               (146)              (95)
                    Changes in inventories of finished products                             (933)              891
                    Other                                                                  1,062             1,036
                                                                                         -------           -------

                                                                                          13,610            16,641
                                                                                         =======           =======

                 2) The purchases include purchases from principal suppliers
                    (above 10%) from purchases):

                    Principal supplier a                                                   1,494             3,750
                    Principal supplier b                                                   1,151             1,010
                    Principal supplier c                                                       -               571

             C. SELLING AND MARKETING EXPENSES

                 Payroll and related expenses                                              3,177             2,202
                 Marketing expenses                                                          341               136
                 Traveling                                                                   593               338
                 Exhibitions                                                                 144               102
                 Others                                                                      291               337
                                                                                         -------           -------
                                                                                           4,546             3,115
                 Less - grants from the government of Israel                                (142)             (153)
                                                                                         -------           -------

                                                                                           4,404             2,962
                                                                                         =======           =======

             D. GENERAL AND ADMINISTRATIVE EXPENSES

                 Payroll and related expenses                                              1,428             1,154
                 Office rent and maintenance                                                 967               955
                 Professional fees                                                           230               349
                 Depreciation and amortization                                               372               293
                 provision for doubtful accounts and bad debts, net                          235                (9)
                 other                                                                       753               474
                                                                                         -------           -------

                                                                                           3,985             3,216
                                                                                         =======           =======

             E.  FINANCING EXPENSES, NET

                 Commissions                                                                 (70)              (79)
                 Financial income (expenses) (net of inflationary erosion)                  (105)             (395)
                                                                                         -------           -------

                                                                                            (175)             (474)
                                                                                         =======           =======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A.

          The company prepares its financial statements in accordance with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. of America GAAP vary in certain significant respects, as described below:

          1)   EFFECT OF INFLATION

               In accordance with Israeli GAAP, through December 31, 2003, the company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these financial statements, as described in note 2a above. In view of the inflation in Israel, this is considered a more meaningful presentation than financial reporting based on historical cost.

          2)   LIABILITIES FOR EMPLOYEE RIGHTS UPON RETIREMENT

               Under Israeli GAAP, amounts funded in respect of severance pay liability by purchase of insurance policies are deducted from the related liability. Under U.S. GAAP, the amounts funded should be presented as a long-term investment among the Company's assets. Correspondingly, the entire change in the liability will be classified as part of wages expenses and the income from the funding arrangements will be classified as financing income.

          3)   IMPAIRMENT OF LONG-LIVED ASSETS

               In accordance with Israeli GAAP, the review of an asset for impairment is performed in relation to its recoverable value. The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company. The value in use is determined according to the present value of anticipated cash flow from the continued use of the asset, including those expected at the time of its future retirement and disposal.

               For U.S. GAAP purposes the company adopted in 2002 FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the tong-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

               Since the company did not record an impairment loss in any of the reported periods, this GAAP difference results with no effect of the Company's financial statements.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (CONT.)

          4)   FINANCIAL STATEMENTS RECONCILED TO U.S. GAAP AS STATED ABOVE:

               a.   BALANCE SHEET DATA:



                                                                                    DECEMBER 31,             SEPTEMBER 28,
                                                                               ----------------------           ------
                                                                                2002            2003             2004
                                                                               ------          ------           ------
                                                                              AUDITED         AUDITED         UNAUDITED
                                                                               ------          ------           ------
                    ASSETS

                    CURRENT ASSETS
                    Cash and cash equivalents                                     736             283               39
                    Trade receivables                                           5,026           2,800            2,289
                    Other receivables and prepaid expenses                      1,264             326              181
                    Inventories                                                 3,548           2,236            2,322
                                                                               ------          ------           ------

                                                                               10,574           5,645            4,831
                                                                               ------          ------           ------

                    FUND FOR EMPLOYEE RIGHTS UPON RETIREMENT                      597             421              181
                                                                               ------          ------           ------

                    FIXED ASSETS
                    Cost                                                        1,913           2,049            1,940
                    Less-accumulated depreciation                                 835           1,114            1,219
                                                                               ------          ------           ------

                                                                                1,078             935              721
                                                                               ======          ======           ======

                                                                               12,249           7,001            5,733
                                                                               ======          ======           ======
                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

                    CURRENT LIABILITIES
                    Credit from banks                                             150           1,565            1,864
                    Loans from related parties                                      -               -            2,839
                    Trade payables                                              4,660           2,941            1,572
                    Other current liabilities and accruals                      1,998           2,227            2,167
                                                                               ------          ------           ------

                    Total current liabilities                                   6,808           6,733            8,442
                                                                               ------          ------           ------
                    LONG TERM LIABILITY
                    Liability for employee rights upon retirement                 661             347              263
                    Deferred taxes                                                 11               -                -
                    Loans from related parties                                      -           1,354                -
                                                                               ------          ------           ------

                                                                                  672           1,701              263
                                                                               ======          ======           ======

                    Total liabilities                                           7,480           8,434            8,705

                    SHAREHOLDERS' EQUITY (DEFICIENCY)                           4,769          (1,433)          (2,972)
                                                                               ======          ======           ======

                                                                               12,249           7,001            5,733
                                                                               ======          ======           ======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (CONT.)

          4)   FINANCIAL STATEMENTS RECONCILED TO U.S. GAAP AS STATED ABOVE:
               (cont.)

               b.   STATEMENTS OF OPERATION:


                                                                                            FOR THE NINE MONTHS ENDED
                                                                                              ----------------------
                                                               YEAR ENDED DECEMBER 31,     SEPTEMBER 30,   SEPTEMBER 28,
                                                                ----------------------        -------        -------
                                                                 2002           2003           2003           2004
                                                                -------        -------        -------        -------
                                                                AUDITED        AUDITED       UNAUDITED      UNAUDITED
                                                                -------        -------        -------        -------
                     Sales                                       24,902         18,061         13,812         10,432
                     Cost of sales                               13,579         16,974         13,629          8,637
                                                                -------        -------        -------        -------

                     GROSS PROFIT                                11,323          1,087            183          1,795
                                                                -------        -------        -------        -------

                     Marketing and Selling expenses               4,431          2,973          2,495          1,168
                     General and administrative expenses          3,986          3,245          2,597          2,111
                                                                -------        -------        -------        -------

                                                                  8,417          6,218          5,092          3,279
                                                                =======        =======        =======        =======

                     OPERATING INCOME (LOSS)                      2,906         (5,131)        (4,909)        (1,484)

                     Financial income (expenses), net                12           (391)          (202)          (214)

                     Other expenses, net                             (2)             -              -             (7)
                                                                -------        -------        -------        -------

                     INCOME (LOSS) BEFORE TAXES ON INCOME         2,916         (5,522)        (5,111)        (1,705)

                     Taxes on income                              1,179          1,078          1,146              -
                                                                -------        -------        -------        -------

                     NET INCOME (LOSS) FOR THE YEAR               1,737         (6,600)        (6,257)        (1,705)
                                                                =======        =======        =======        =======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (CONT.)

          4)   FINANCIAL STATEMENTS RECONCILED TO U.S. GAAP AS STATED ABOVE:
               (cont.)

               c.   STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY:


                                                            RETAINED
                                            SHARE CAPITAL   EARNINGS        TOTAL
                                                ------       ------        ------
BALANCE AT DECEMBER 31, 2001                       204        6,258         6,462

CHANGES DURING 2002:
Net income                                           -        1,737         1,737
Dividend paid                                        -       (3,430)       (3,430)
                                                ------       ------        ------

BALANCE AT DECEMBER 31, 2002                       204        4,565         4,769

CHANGES DURING 2003:
Net loss                                             -       (6,600)       (6,600)
Issuance of share capital                          398            -           398
                                                ------       ------        ------

BALANCE AT DECEMBER 31, 2003                       602       (2,035)       (1,433)

Net loss for the period (UNAUDITED)                  -       (1,705)       (1,705)
Issuance of shares capital (UNAUDITED)             166            -           166
                                                ------       ------        ------

BALANCE AT SEPTEMBER 28, 2004 (UNAUDITED)          768       (3,740)       (2,972)
                                                ======       ======        ======

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

                               2003 ANNUAL REPORT

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

                               2003 ANNUAL REPORT





                               TABLE OF CONTENTS




                                                                         PAGE
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM                          O-2
CONSOLIDATED FINANCIAL STATEMENTS:
       Balance sheets                                                  O-3 - O-4
       Statements of income (loss)                                        O-5
       Statements of changes in shareholders' equity                      O-6
       Statements of cash flows                                        O-7 - O-8
       Notes to financial statements                                   O-9 - O-28

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

We have audited the consolidated balance sheet of Odem Electronic Technologies 1992 Ltd (hereafter - the Company) and its subsidiaries as of December 31, 2002 and 2003 and the related statements of income (loss), changes in shareholders' equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position as of December 31, 2002 and 2003 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates in conformity with accounting principles generally accepted in Israel.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.


Jerusalem, Israel                                   KESSELMAN & KESSELMAN
  December 12, 2004.                         CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                                            DECEMBER 31
                                                                          --------------- SEPTEMBER 30,
                                                                    NOTE  2002*    2003*     2004
                                                                    ----  ------   ------   ------
                                                                                          (UNAUDITED)
                                                                                            ------
                                                                        NIS IN THOUSANDS (SEE NOTE 1B)
                                                                          ------------------------
                        A S S E T S
CURRENT ASSETS:
Cash and cash equivalents                                           1j     1,360      339      900
    Accounts receivable:
        Trade                                                              6,460   12,115   16,576
        Other                                                                903      822    1,582
    Inventories                                                     9a     5,107    5,777    6,275
                                                                          ------   ------   ------
        T o t a l  current assets                                         13,830   19,053   25,333
                                                                          ------   ------   ------

DEFERRED INCOME TAXES                                               7c        79       50       92
                                                                          ------   ------   ------

FIXED ASSETS:                                                       3
    Cost                                                                   3,285    3,303    3,472
    L e s s - accumulated depreciation                                       864    1,024    1,192
                                                                          ------   ------   ------
                                                                           2,421    2,279    2,280
                                                                          ------   ------   ------

ASSETS RELATED TO DISCONTINUED
    OPERATION                                                       2      2,154    3,983
                                                                          ------   ------   ------
                                                                          18,484   25,365   27,705
                                                                          ======   ======   ======



           * Reclassified due to discontinued operations, see note 2.




         --------------               CHAIRMAN OF THE BOARD OF DIRECTORS,
         YAAKOV NOYHOF,                   AND CHIEF EXECUTIVE OFFICER



         --------------            CHIEF FINANCIAL
           TOMER AMIT,                 OFFICER



         Date of approval of the financial statements: December 12, 2004

                                                             DECEMBER 31
                                                           --------------- SEPTEMBER 30,
                                                    NOTE   2002*    2003*     2004
                                                    ----   ------   ------   ------
                                                                           (UNAUDITED)
                                                                             ------
                                                         NIS IN THOUSANDS (SEE NOTE 1B)
                                                           ------------------------
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Credit and loans from banks                      9b     2,310    5,482    6,212
    Accounts payable and accruals:
        Trade                                               4,386    6,949    9,267
        Other                                                 703      743    1,117
                                                           ------   ------   ------
        T o t a l  current liabilities                      7,399   13,174   16,596
                                                           ------   ------   ------

LONG-TERM LIABILITIES:
    Liability for employee rights upon
        retirement, net of amount funded               4      173       72      236
    Bank loans (net of current maturities)             5      863      434      282
                                                           ------   ------   ------
        T o t a l  long-term liabilities                    1,036      506      518
                                                           ------   ------   ------

CONTINGENT LIABILITY                                  11
                                                           ------   ------   ------
        T o t a l  liabilities                              8,435   13,680   17,114
                                                           ------   ------   ------

LIABILITIES RELATED TO DISCONTINUED OPERATION          2    1,430    2,651
                                                           ------   ------

                                                           ------   ------   ------
SHAREHOLDERS' EQUITY                                   6    8,619    9,034   10,591
                                                           ------   ------   ------
                                                           18,484   25,365   27,705
                                                           ======   ======   ======




           * Reclassified due to discontinued operations, see note 2.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)


                                                                              YEAR ENDED          NINE MONTHS ENDED
                                                                              DECEMBER 31            SEPTEMBER 30
                                                                           ------------------    ------------------
                                                                    NOTE    2002*      2003*      2003*      2004
                                                                    ----   -------    -------    -------    -------
                                                                                                     (UNAUDITED)
                                                                                                 ------------------
                                                                                 NIS IN THOUSANDS (SEE NOTE 1B)
                                                                           ----------------------------------------
REVENUE                                                              9c     32,836     36,938     25,490     52,497
COST OF REVENUE                                                             26,317     29,976     19,960     43,306
                                                                           -------    -------    -------    -------
GROSS PROFIT                                                                 6,519      6,962      5,530      9,191
                                                                           -------    -------    -------    -------
SELLING, MARKETING, GENERAL AND
    ADMINISTRATIVE EXPENSES:
    Selling and marketing                                                    3,590      3,877      2,807      4,451
    General and administrative                                               2,022      1,856      1,349      1,750
                                                                           -------    -------    -------    -------
                                                                             5,612      5,733      4,156      6,201
                                                                           -------    -------    -------    -------
INCOME FROM ORDINARY OPERATIONS                                                907      1,229      1,374      2,990
FINANCIAL EXPENSES - net                                             9d     (1,070)      (539)      (167)      (669)
OTHER INCOME (EXPENSES) - net                                                  (10)         2          2        (33)
                                                                           -------    -------    -------    -------
INCOME (LOSS) BEFORE TAXES ON INCOME                                          (173)       692      1,209      2,288
TAXES ON INCOME                                                      7d         24       (278)      (464)      (793)
                                                                           -------    -------    -------    -------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                      (149)       414        745      1,495
 GAIN (LOSS) FROM DISCONTINUED OPERATION                                      (246)         1       (143)        62
                                                                           -------    -------    -------    -------
NET INCOME (LOSS) FOR THE PERIOD                                              (395)       415        602      1,557
                                                                           =======    =======    =======    =======




           * Reclassified due to discontinued operations, see note 2.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY





                                                       ADDITIONAL
                                                 SHARE   PAID-IN  RETAINED
                                                CAPITAL  CAPITAL  EARNINGS      TOTAL
                                                   ---   -------   -------    -------
                                                     NIS IN THOUSANDS (SEE NOTE 1B)
                                                   ----------------------------------
BALANCE AT JANUARY 1, 2002                          *      3,827     5,187      9,014
CHANGES DURING 2002 -
    loss                                                              (395)      (395)
                                                   ---   -------   -------    -------
BALANCE AT DECEMBER 31, 2002                        *      3,827     4,792      8,619
CHANGES DURING 2003-
    net income                                                         415        415
                                                   ---   -------   -------    -------
BALANCE AT DECEMBER 31, 2003                        *      3,827     5,207      9,034
CHANGES DURING THE NINE-MONTH
    PERIOD ENDED SEPTEMBER 30, 2004 (unaudited)-
    net income                                                       1,557      1,557
                                                   ---   -------   -------    -------
BALANCE AT SEPTEMBER 30, 2004 (UNAUDITED)           *      3,827     6,764     10,591
                                                   ===   =======   =======    =======






                 * Represents an amount of less than NIS 1,000.




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        YEAR ENDED       NINE MONTHS ENDED
                                                                        DECEMBER 31         SEPTEMBER 30
                                                                     ----------------    ----------------
                                                                     2002*     2003*     2003*      2004
                                                                     ------    ------    ------    ------
                                                                                            (UNAUDITED)
                                                                     ----------------    ----------------
                                                                        NIS IN THOUSANDS (SEE NOTE 1B)
                                                                     ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss) for the period                                  (395)      415       602     1,557
     Adjustments required to reflect the cash flows from operating
        activities (a)                                                 (595)   (3,420)   (2,566)   (1,954)
                                                                     ------    ------    ------    ------
     Net cash used in continuing operating activities                  (990)   (3,005)   (1,964)     (397)
     Net cash used in discontinued operating activities                (994)   (1,343)     (870)       38
                                                                     ------    ------    ------    ------
     Net cash used in operating activities                           (1,984)   (4,348)   (2,834)     (359)
                                                                     ------    ------    ------    ------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of fixed assets                                           (56)     (288)     (264)     (235)
     Proceeds from sale of fixed assets                                  31       165       165
                                                                     ------    ------    ------    ------
     Net cash used in continuing investment activities                  (25)     (123)      (99)     (235)
     Net cash provided by (used in) discontinued investment
        activities                                                      (90)       55        59    (b)552
                                                                     ------    ------    ------    ------
     Net cash provided by (used in) investment activities              (115)      (68)      (40)      317
                                                                     ------    ------    ------    ------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Long-term loans received from banks                                783       149       147
     Repayment of long-term loans                                      (191)     (596)     (418)     (443)
     Short-term credit from banks - net                                  96     3,161     1,508     1,026
                                                                     ------    ------    ------    ------
     Net cash provided by continuing financing activities               688     2,714     1,237       583
     Net cash provided by discontinued financing activities             585       681       322        20
                                                                     ------    ------    ------    ------
     Net cash provided by financing activities                        1,273     3,395     1,559       603
                                                                     ------    ------    ------    ------

     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (826)   (1,021)   (1,315)      561
     BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      2,186     1,360     1,360       339
                                                                     ------    ------    ------    ------
     BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD            1,360       339        45       900
                                                                     ======    ======    ======    ======

                                                                 (Concluded) - 2

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED       NINE MONTHS ENDED
                                                                            DECEMBER 31         SEPTEMBER 30
                                                                         ----------------    ----------------
                                                                         2002*     2003*     2003*      2004
                                                                         ------    ------    ------    ------
                                                                                               (UNAUDITED)
                                                                                             ----------------
                                                                             NIS IN THOUSANDS (SEE NOTE 1B)
                                                                         ------ -----------------------------
(A) ADJUSTMENTS REQUIRED TO REFLECT THE CASH FLOWS
      FROM CONTINUING OPERATING ACTIVITIES:
      Income and expenses not involving cash flows:
          Discontinued operation                                            246        (1)      143       (62)
          Depreciation                                                      288       267       201       201
          Liability for employee rights upon retirement - net              (278)     (101)       80       164
          Exchange differences on (erosion of) principal
             of long-term loans                                             (27)       29                  (5)
          Deferred income taxes - net                                       (79)      159       105       (83)
          Capital loss (gain) on sale fixed assets - net                     10        (2)       (2)       33
                                                                         ------    ------    ------    ------
                                                                            160       351       527       248
                                                                         ------    ------    ------    ------
      Changes in operating asset and liability items:
          Decrease (increase) in accounts receivable:
             Trade                                                        2,802    (5,655)   (4,346)   (4,461)
             Other                                                         (287)      (49)      418        65
          Increase (decrease) in accounts payable and accruals:
             Trade                                                       (1,725)    2,563       837     2,318
             Other                                                         (641)       40       (57)      374
          Decrease (increase) in inventories                               (904)     (670)       55      (498)
                                                                         ------    ------    ------    ------
                                                                           (755)   (3,771)   (3,093)   (2,202)
                                                                         ------    ------    ------    ------
                                                                           (595)   (3,420)   (2,566)   (1,954)
                                                                         ======    ======    ======    ======

 (B) PROCEEDS FROM DISPOSAL OF INVESTMENT IN SUBSIDIARY
     CONSOLIDATED IN PREVIOUS YEARS, INCLUDED AMOUNT NET CASH PROVIDED
     BY DISCONTINUED INVESTMENTS OPERATIONS:
       Assets and liabilities of the subsidiary previously
          consolidated at date of disposal - net                                                         (479)
       Inter-company long-term loan                                                                     1,666
       Capital gain on sale of investments in the subsidiary                                              163
                                                                                                       ------
                                                                                                        1,350
       Net of amount receivable                                                                          (784)
                                                                                                       ------
                                                                                                          566
                                                                                                       ======


Supplementary information regareding cash flows from discontinued operations:

1. Net cash used in operating activities in respect of the discontinued operation includes cash received from customers and other debtors, cash paid to suppliers and other creditors and taxes paid in cash.

2. Changes in asset and liability items, as presented in the statement of cash flows, relate solely to continuing activities.

           * Reclassified due to discontinued operations, see note 2.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies, applied on a consistent basis (see also b. below), are as follows:

     A.   GENERAL:

          1) Data on the operations of the parent Company and its subsidiaries:

               Odem Electronic Technologies 1992 Ltd. (hereafter - The Company) and its subsidiaries (hereafter - the group) are engaged in the marketing of electronic components and image processing products, provision of solutions for data communication networks and until May 2004 marketing of anti-static products to the electronics industry (see note 2).

          2)   Unaudited interim results

               The accompanying consolidated balance sheet as of September 30, 2004, the consolidated statements of income and of cash flows for the nine month periods ended September 30, 2003 and 2004, and the consolidated statement of changes in shareholders' equity for the nine month period ended September 30, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the Company's management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Group's financial position as of September 30, 2004 and results of operations and cash flows for the nine months ended September 30, 2003 and 2004. The financial data and other information disclosed in these notes to the financial statements relating to these nine-month periods are unaudited. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any future year.

          3)   Definitions:

               Subsidiaries -       Ruby-Tech Inc. is a company registered in
                                    the United States - wholly owned and
                                    controlled by the company.

                                    Motinit Technologies Ltd. is registered in Israel and was wholly owned and controlled by the company through May 2004, see also note 2.

               Related parties -    as defined in Opinion No. 29 of the
                                    Institute of Certified Public Accountants in Israel.

     B.   ADJUSTED FINANCIAL STATEMENTS:

          1) As from January 1, 2004, the Company applies the provisions of Accounting Standard No. 12 of the Israel Accounting Standards Board ("IASB") - "Discontinuance of Adjusting Financial Statements for Inflation". Accordingly, as of said date, the Company no longer adjusts its financial statements for the effects of inflation.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               Until December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency
               (NIS), in accordance with the changes in the Israeli consumer price index (hereafter - the CPI), see also note 8a, this in conformity with the principles prescribed by Opinions of the Institute of Certified Public Accountants in Israel. The amounts adjusted as above, which were included in the financial statements as of December 31, 2003 (hereafter - transition date) served as the basis for the nominal financial reporting in the following periods. Additions made after the transition date are presented in the financial statements at their nominal amounts.

               The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date). As to the principles of adjustment applied in the preparation of financial statements until the transition date, see (2) below.

               The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

          2) Until the transition date, the adjustment of the financial statements was based on the accounts of the Company and its former Israeli subsidiary, which were maintained in nominal NIS.

               The components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the period - sales, purchases, labor costs, etc. - were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly - changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the period.

          3) The adjusted amounts of non-monetary assets did not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above.

               In these financial statements, the term "cost" signifies cost in reported amounts, as described in (1) above.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          4) For purposes of consolidation, the financial statements of the company's foreign subsidiary, the activities of which are an integral part of the activities of the Company, were remeasured (in terms of foreign currency). The remeasurement was effected by way of translation of the amounts (in terms of foreign currency) on the basis of the historical exchange rates in relation to Israeli currency. Until December 31, 2003, the resulting nominal NIS amounts were then adjusted on the basis of the changes in the CPI by the same method as the financial statements of the Company were adjusted.

               Differences resulting from the above treatment are included in the statements of income under financial income or expenses.

     C.   PRINCIPLES OF CONSOLIDATION:

          1) The consolidated financial statements include the accounts of the Company and its subsidiaries, see also note note 2 as to disposal of subsidiary.

          2) Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the group, have also been eliminated.

     D.   INVENTORIES

          Inventories are valued at the lower of cost or market value. Cost is determined on "first-in first-out" basis.

     E.   FIXED ASSETS:

          1)   These assets are stated at cost.

          2) The assets are depreciated by the straight-line method, on basis of their estimated useful life.

               Annual rates of depreciation are as follows:

                                                                            %
                                                                           ---
               Buildings                                                    4
               Vehicles                                                    15
               Office furniture, equipment and computers                6-15; 33

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     F.   IMPAIRMENT OF ASSETS

          AS of January 1, 2003, Accounting Standard No. 15 of the IASB - "Impairment of Assets", became effective. This standard requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of the group's non-monetary assets - mainly fixed assets.

          Pursuant to the provisions of the standard in each balance sheet date the company is required to check, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of the above assets, the company is required to evaluate whether the carrying value of the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

          The adoption of this standard has not had any effect on the company's financial statements.

     G.   DEFERRED TAXES:

          1) Deferred taxes are computed in respect of differences between the amounts presented in the financial statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included- see note 7c.

               Deferred taxes are computed at the tax rates, which will be in effect at time of release to income from the deferred tax accounts. Changes in deferred taxes during the reported year are reflected in the statement of income (loss).

          2) Taxes, which would apply in the event of disposal of the investment in the foreign subsidiary, have not been taken into account in computing the deferred taxes, as it is the company's policy to hold this investment, not to realize it.

          3) The Company may incur additional tax liability in the event of a dividend distribution by its foreign subsidiary No account was taken of the additional tax, since it is the Company's policy not to cause distribution of dividend, which would involve additional tax liability to the Company in the foreseeable future.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     H.   CONCENTRATION OF CREDIT RISKS - ALLOWANCE FOR DOUBTFUL ACCOUNTS

          Most of the sales of the Company and its subsidiaries are made in Israel, mainly to Israeli defense industries and to large companies.


          The Company and its subsidiaries regularly check the credit worthiness of their customers and determine the extent to which they should do business with them on that basis.

          When a specific account is determined to be doubtful of collection, it is fully provided for.

     I.   REVENUE RECOGNITION:

          1)   Selling income

               Revenue from sale of products is recognized upon shipment to the customer (which represents the point at which the title transfers).

          2)   Commission income

               Income from commissions is carried to the income statement upon its actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

     J.   CASH EQUIVALENTS

          The group considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit), that are not restricted as to withdrawal or use to be cash equivalents.

     K.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

          In July 2004, the IASB issued Accounting Standard No. 19 - "Taxes on Income", which is based on International Accounting Standard No. 12, that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

          This accounting standard is to be applied to financial statements covering periods commencing on, or after, January 1, 2005; earlier adoption is encouraged.

          The Company is currently evaluating the effect on its financial statements of applying the provisions of this standard.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - DISCONTINUED OPERATION

     On May 10, 2004, the Company signed a contract for the sale of its investment in its Israeli subsidiary, Motinit Technologies Ltd. (hereafter
     - "Motinit"). Pursuant to this contract, the Company sold its holding of Motinit shares, for no consideration, and the loan that it had granted to Motinit, for a consideration of NIS 1.35 million.

     In accordance with the provisions of Accounting Standard No.8 - "Discontinued Operations" of the IASB, the sale of Motinit was presented as a discontinued operation. Accordingly, the assets and liabilities of the subsidiary, its operating results (including the gain from the sale of said operations) and its cash flows were presented as separate items derived from the discontinued operation. The comparative figures included in the financial statements have been reclassified to conform to this presentation.

     The assets and liabilities and the operating results of the discontinued operation included in the financial statements are as follows:

     Balance sheet data:

                                           DECEMBER 31
                                         ----------------
                                          2002      2003
                                         ------    ------
                                         NIS IN THOUSANDS
                                         ----------------
       A s s e t s
    Cash and cash equivalents                10         1
    Accounts receivable                   1,080     2,034
    Inventories                             977     1,934
    Fixed assets, net                        87        14
                                         ------    ------
                                          2,154     3,983
                                         ======    ======
       L i a b i l i t i e s
    Credit from banks                       774     1,455
    Accounts payable and accruals           656     1,196
                                         ------    ------
                                          1,430     2,651
                                         ======    ======

     Operating results data:

                                       YEAR ENDED DECEMBER 31
                                         ----------------
                                          2002      2003
                                         ------    ------
                                         NIS IN THOUSANDS
                                         ----------------
Revenue                                   2,834     4,357
Cost of revenue                           1,394     2,431
Selling, marketing, general and
    administrative expenses               1,490     1,730
                                         ------    ------
Income (loss) from ordinary operations      (50)      196
Financial expenses - net                   (196)     (191)
Other expenses - net                                   (4)
                                         ------    ------
Net income (loss) for the year             (246)        1
                                         ======    ======

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - FIXED ASSETS

     A.   COMPOSITION OF ASSETS, GROUPED BY MAJOR CLASSIFICATIONS, IS AS
          FOLLOWS:

                                          DEPRECIATED BALANCE
                                            -------------
                                             DECEMBER 31
                                            -------------
                                            2002    2003
                                            -----   -----
                                           NIS IN THOUSANDS
                                            -------------
Buildings, including land (see b. below)    1,495   1,442
Vehicles                                      593     536
Computers, office furniture and equipment     333     301
                                            -----   -----
                                            2,421   2,279
                                            =====   =====

     B.   LAND AND BUILDINGS

          Although the Company has ownership rights in real estate property, the property has not yet been registered in the Company's name in the Land Registry, since real estate rights in the area where that real estate is located have not yet been settled. As of December 31, 2002 and 2003, the item includes land in the amount of NIS 505,000, on which the company's offices in Rishon Lezion are located.

     C. All fixed assets have been pledged to secure the Company's bank liabilities, see note 5c.


NOTE 4 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

     A. Labor laws and agreements require the company to pay severance pay to employees dismissed or retiring from their employ in certain other circumstances. The Company liability for the payment of severance pay to its employees is covered mainly by purchase of insurance policies. The amounts so funded are not included in the balance sheets since they are not under the control or management of the Company.

     B. Monthly employees (for whom the company makes regular deposits in severance pay funds) dismissed before attaining retirement age are entitled to severance pay computed on the basis of the latest pay rate. In respect of these employees, the company has undertaken to supplement the difference between severance pay computed as above and the amounts accumulated in the abovementioned funds. An appropriate provision has been made for this liability.

     C. The liability to employees whose salary is partly based on commissions is computed on the basis of average salary for the preceding 12 months.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

     D. The amount of the liability for severance pay presented in the balance sheets reflects that portion of the liability which is not funded by insurance policies as described above. Part of this liability is covered by deposits, in the Company name, with recognized severance pay funds.

          The liability for employee rights upon retirement, and the amount funded are composed as follows:

                         DECEMBER 31
                          ---------
                         2002  2003
                          ---   ---
                       NIS IN THOUSANDS
                          ---------
For severance pay         524   682
L e s s - amount funded   351   610
                          ---   ---
                          173    72
                          ===   ===

          The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

NOTE 5 - LONG-TERM BANK LOANS:

     A. Classified by linkage terms and interest rates, the total amount of the liabilities is as follows:

                                WEIGHTED
                              INTEREST RATE  DECEMBER 31
                                 AS PER   ---------------
                                31.12.03   2002      2003
                                  ---     -----     -----
                                   %      NIS IN THOUSANDS
                                  ---     ---------------
 Linked to the Israeli CPI        6.2       357       287
 Unlinked                         7.3     1,065       717
                                          -----     -----
                                          1,422     1,004
 L e s s - current maturities               559       570
                                          -----     -----
                                            863       434
                                          =====     =====

     B. The loans (net of current maturities) mature in the following years after the balance sheet dates:

                                             DECEMBER 31
                                          ---------------
                                           2002      2003
                                          -----     -----
                                          NIS IN THOUSANDS
                                          ---------------
Second year                                 513       206
Third year                                  149       155
Fourth year                                 124        71
Fifth year                                   71         2
Sixth year                                    6
                                          -----     -----
                                            863       434
                                          =====     =====

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LONG-TERM BANK LOANS (continued):

     C. To secure the long-term loans and the short-term credit from banks, the Company registering fixed pledges on the real estate, plant and equipment as well as fixed pledges on vehicles the purchase of which had been financed by bank loans.


NOTE 6 - SHAREHOLDERS EQUITY:

     A. The share capital as of December 31, 2002 and 2003 is composed of ordinary shares of NIS 0.1 par value, as follows:

                                                                 NUMBER OF
                                                                  SHARES
                                                                 ----------
                  Authorized                                     30,000,000
                                                                 ==========
                  Issued and paid                                       268
                                                                 ==========


     B.   ISSUE OF COMPANY SHARES TO AN EMPLOYEE

          On March 31, 2004, an agreement was signed with one of the Company's employees, pursuant to which the employee is entitled to 5% of the Company's issued and paid share capital (following the allocation), in consideration of their par value, subject to the employee continuing his employment with the Company until January 1, 2007.

          Upon the sale of the majority of the Company's shares subsequent to balance sheet date (see note 12), the employee waived its right to shares as described above. The purchaser's issued to the employee 73,000 ordinary shares of the purchaser and options to receive 73,000 ordinary shares of the purchaser. The purchaser options shall be issued under the purchaser's Stock Option Plan and at no exercise price.

NOTE 7 - TAXES ON INCOME:

     A.   TAXES RATES APPLICABLE TO INCOME

          1)   The company and its former Israeli subsidiary

               The tax rate applicable to these companies (under Israeli law) was 36% for the years 2002 and 2003.

               On 11 July 2004, Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) Law, 2004 (hereafter - the Amendment) was published, which provides for the gradual reduction - commencing from January 1, 2004 - in the rate of corporate taxes from 36% to 30%, in the following manner: the rate for 2004 will be 35%; 2005
               - 34%; 2006 - 32%; and 2007 and thereafter - 30%.

          2)   Foreign subsidiary

               This subsidiary is taxed on the basis of the tax laws in its country of residence.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

     B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (HEREAFTER - THE INFLATIONARY ADJUSTMENTS LAW)

          Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and its former Israeli registered subsidiary are taxed under this law.

     C.   DEFERRED TAXES:

          1) The composition of the deferred taxes and the changes therein, are as follows:

                                                         IN RESPECT OF BALANCE SHEET ITEMS
                                                          ------------------------------
                                                                        PROVISION FOR
                                                                       EMPLOYEES RIGHTS
                                                                       -----------------
                                         IN RESPECT                               EMPLOYEE
                                          OF CARRY                   PROVISION     RIGHTS
                                        FORWARD TAX                    FOR          UPON
                                         LOSSES AND   DEPRECIABLE    VACATION    RETIREMENT
                                         DEDUCTION *  FIXED ASSETS     PAY          - NET         TOTAL
                                         -----------  ------------     ---          -----         -----
                                                         N I S   I N   T H O U S A N D S
                                            ----------------------------------------------------------

Balance at January 1, 2003                   148            17           55           62           282
Changes in 2003- amounts carried to
   income                                   (148)            7           18          (36)         (159)
                                            ----          ----         ----         ----          ----
Balance at December 31, 2003                 -,-            24           73           26           123
                                            ====          ====         ====         ====          ====



                      * In respect of the Company's losses

          2)   Deferred taxes are recorded in the balance sheets as follows:

                                               DECEMBER 31
                                               -----------
                                               2002   2003
                                               ----   ----
                                             NIS IN THOUSANDS
                                               -----------
Among current assets                           203     73
Among investments and long-term receivables     79     50
                                               ---    ---
                                               282    123
                                               ===    ===

               Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The Company's management believes that the Company is likely to earn such income in the future. The taxes as of September 30, 2004, are updated to reflect the change in tax rates applicable to the Company, as described in a. above.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

     D.   TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

                          YEAR ENDED DECEMBER 31
                              -------------
                              2002     2003
                              ----     ----
                             NIS IN THOUSANDS
                              -------------
1) As follows:
   Current                     (28)    (119)
   For previous years          (27)
   Deferred (see c. above)      79     (159)
                              ----     ----
                                24     (278)
                              ====     ====

               The current taxes are computed at the tax rate of 36%. (see also a. above)


          2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel? and the actual tax expense:

                                       YEAR ENDED DECEMBER 31
                                           -------------
                                           2002     2003
                                           ----     ----
                                          NIS IN THOUSANDS
                                           -------------
Income (loss) before taxes on income,
   as reported in the income statements    (173)     692
                                           ====     ====

Theoretical tax expense (benefit)           (62)     249
Increase in tax expense
   resulting from permanent
   differences  - the tax effect, net        11       29
Taxes for previous years                     27
                                           ----     ----
Taxes on income as reported in
   the income statements                    (24)     278
                                           ====     ====


     E.   TAX ASSESSMENTS


          The company has received tax assessments through the year ended December 31, 2000. for the foreign subsidiary, tax assessments have not been received since its establishment date.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     A.   DATA REGARDING THE EXCHANGE RATES AND THE CPI:

                                     EXCHANGE RATE
                                      OF ONE U.S.
                                        DOLLAR            CPI*
                                       ---------     -------------
At September 30:
    2004                               NIS 4.482     107.44 points
    2003                               NIS 4.441     106.59 points
At December 31:
    2003                               NIS 4.379     106.16 points
    2002                               NIS 4.737     108.20 points
    2001                               NIS 4.416     101.60 points
Changes during the periods
Nine months ended September 30:
    2004                                     2.4%              1.2%
    2003                                    (6.3%)            (1.5%)
Increase (decrease) during the year:
    2003                                    (7.6%)            (1.9%)
    2002                                     7.3%              6.5%

               * Based on the Israeli CPI for the month ending on each balance date, on the basis of 2000 average =100

     B.   CONCENTRATION OF CREDIT RISKS:

          1) The group's cash and cash equivalents at December 31, 2002 and 2003 were deposited with well-established banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

          2)   As to the credit risk in respect of trade receivables - see note
               1h.

     C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the company and its subsidiaries consist of non-derivative assets: cash and cash equivalents, accounts receivable and non-derivative liabilities: short-term and long term bank loans payable and accounts payable.

          Due to their nature, the fair value of the financial instruments included in working capital of the group is usually identical or close to their carrying value. The fair value of long-term bank loans also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

     A. The inventory includes inventories in transit in the amount of NIS 391,000, NIS 587,000 and NIS 1,414,000 (unaudited) as of December 31, 2002 and 2003 and September 30, 2004 respectively.

     B.   CREDIT AND LOANS FROM BANKS:

                                     WEIGHTED
                                     INTEREST
                                       RATE     DECEMBER 31
                                      AS PER  ----------------
                                     31.12.03  2002      2003
                                       ---    ------    ------
                                        %     NIS IN THOUSANDS
                                       ---    ----------------
   1) As follows

       Short-term credit               6.9     1,751     4,912
       Current maturities
           of long-term loans                    559       570
                                              ------    ------
                                               2,310     5,482
                                              ======    ======

     2)   Regarding securities given to insure short-term loans, see note 5c.

     STATEMENTS OF INCOME (LOSS):

                                                 YEAR ENDED
                                                 DECEMBER 31
                                              ----------------
                                               2002      2003
                                              ------    ------
                                              NIS IN THOUSANDS
                                              ----------------
C. REVENUE - composition:

     Electronic components                    25,434    30,424
     Data communications networks              2,448     2,149
     Image processing products                 4,954     4,365
                                              ------    ------
                                              32,836    36,938
                                              ======    ======

D. FINANCING EXPENSES - net
    In respect of long-term loans                 99        72
    In respect of short-term credit              210       282
    Other, net                                   872       185
                                              ------    ------
                                               1,181       539
                                              ======    ======

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10  - RELATED PARTIES - TRANSACTIONS AND BALANCES:

     A.   TRANSACTIONS WITH RELATED PARTY-

          Cost of revenues includes purchases from a related party of NIS 20,000 and NIS 77,000 for the years ended December 31,2002 and 2003, respectively.

     B.   BALANCES WITH RELATED PARTIES:

                                                                            DECEMBER 31
                                                                            -----------
                                                                         2002         2003
                                                                         ----         ----
                                                                          NIS IN THOUSANDS
                                                                          ----------------
          Accounts payable - presented in the balance
             Sheets among "accounts payable and accruals-other"           15           44
                                                                          ==           ==

NOTE 11 - CONTINGENT LIABILITY

     In September 2003, a supplier filed a legal claim in the amount of NIS 460,000 against the Company. The claim alleges the breach of an agreement for the purchase of products.

     The Company's legal consel is unable to provide an opinion on this claim. Accordingly, no provision has been included in the financial statements in respect of this claim. Moreover the company management believes that the chances of the claim are slight.

NOTE 12 - SUBSEQUENT EVENT

     On November 2, 2004, the Company's shareholders signed an agreement for the sale of 63.8% of the Company's shares to an Israeli company.


NOTE 13 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A

     The group prepares its financial statements in accordance with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. GAAP vary in certain significant respects, as described below:

     1)   Effect of inflation

          In accordance with Israeli GAAP, through December 31 2003, the group comprehensively included the effect of the changes in the general purchasing power of Israeli currency in these financial statements, as described in note 1b. In view of the past inflation in Israel, this is considered a more meaningful presentation than financial reporting based on historical cost.

          Under US GAAP Israel is not considered to be an highly inflationary country, thus the measurement currency should be the nominal NIS.

          The adjustments to reflect the changes in the general purchasing power of Israeli currency have been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13- EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

     2)   Liability for employee rights upon retirement

          Under Israeli GAAP, amounts funded in respect of severance pay liability by purchase of insurance policies are deducted from the related liability. Under U.S. GAAP, the amounts funded in insurance policies do not qualify as plan assets and thus should be presented as a long-term investment among the Company's assets. Correspondingly, the entire change in the liability will be classified as part of salary expenses and the income from the funding arrangements will be classified as financing income.

          The amounts of severance pay expense were as follows:

                              YEAR ENDED   NINE MONTHS ENDED
                              DECEMBER 31     SEPTEMBER 30
                             -------------    ------------
                             2002     2003    2003    2004
                             ----     ----    ----    ----
                           NIS IN THOUSANDS  NIS IN THOUSANDS
                             -------------    ------------
Gross expense                 141      204     169     363
Less - income (loss) from
  funding arrangements        (11)      53      41      23
                             ----     ----    ----    ----
                              152      151     128     340
                             ====     ====    ====    ====

     3)   Accounting for stock-based compensation (see note 6b)

          According to Israeli GAAP, the benefit component of stock or options issued to employees is not recognized in the financial statements.

          According to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the vesting period.

          The amounts of compensation expense determined using the fair value method as required by FAS 123 is not materially different from the amounts determined under APB 25. Consequently, the disclosures required by FAS 123 have been omitted.

          As of the grant date of the employee shares, the excess of the fair value of the shares over their par value resulted in deferred compensation in amount of NIS 867,000. This compensation is to be amortized over the vesting period ( 3.75 years).

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

     4)   Discontinued operations

          As more fully described in note 2, the company disposed of its investment in a consolidated subsidiary, the operations of which are classified as discontinued operations.

          Under Israeli GAAP assets and liabilities of the discontinued operations are aggregated and presented as separate line items on the balance sheet for all the reporting periods (including reclassification of prior periods figures).

          Under U.S. GAAP the assets and liabilities for prior periods are not reclassified.

     5)   Income statement presentation

          Under Israeli GAAP, the Company includes capital gains and losses on sale of fixed assets , under "other income (expenses) - net", in the consolidated income statements. Also the Company includes income (expenses) from severance pay funds net of severance pay expenses. Under U.S. GAAP, capital gains and losses from sales of fixed assets are included in the determanation of "operating income" and income (expenses) from severance pay funds are included under "financial expenses" (see also 2 above).

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

          The effect of the material differences, as described above, on the financial statements is as follows:

          ON THE CONSOLIDATED STATEMENTS OF OPERATIONS:

                                                                  YEAR ENDED         NINE MONTHS ENDED
                                                                  DECEMBER 31           SEPTEMBER 30
                                                               -----------------     -----------------
                                                                2002       2003       2003       2004
                                                               ------     ------     ------     ------
                                                                                         (UNAUDITED)
                                                                                     -----------------
                                                                           NIS IN THOUSANDS
                                                               ---------------------------------------
Net income (loss) as reported in these financial statements
    according to Israeli GAAP                                    (395)       415        602      1,557

Adjustments due to elimination of the effect of changes
    in general purchasing power of Israeli currency (not
    including deferred taxes)                                     389        (71)       (52)        12
Effect of the elimination of those adjustments on
    deferred taxes                                                 46        (24)       (20)        (8)

 Amortization of deferred stock compensation expenses                                             (116)
                                                               ------     ------     ------     ------
 Net income under to U.S GAAP                                      40        320        530      1,445
                                                               ======     ======     ======     ======



          ON THE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY:

                                                               DECEMBER 31
                                                          -------------------   SEPTEMBER 30
                                                           2002        2003        2004
                                                          -------     -------     -------
                                                                                 (UNAUDITED)
                                                                                  -------
                                                                  NIS IN THOUSANDS
                                                          -------------------------------
Shareholders' equity, as reported in these financial
    statements, according to Israeli GAAP:                  8,619       9,034      10,591

Adjustments due to elimination of effect of changes in
    general purchasing power of Israeli currency (not
    including deferred taxes)                                (154)       (226)       (214)
Effect of the elimination of those adjustments on
    deferred taxes                                            101          78          70
                                                          -------     -------     -------
Shareholders' equity under U.S. GAAP                        8,566       8,886      10,447
                                                          =======     =======     =======

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

     CONSOLIDATED DATA RECONCILED TO U.S. GAAP AS STATED ABOVE:

     BALANCE SHEET DATA:

                                                     DECEMBER 31
                                                  ---------------- SEPTEMBER 30
                                                   2002      2003      2004
                                                  ------    ------    ------
                                                                    (UNAUDITED)
                                                                      ------
                                                   NOMINAL NIS IN THOUSANDS
                                                  --------------------------
                       A S S E T S
Current assets:
Cash and cash equivalents                          1,396       340       900
    Accounts receivable:
        Trade                                      7,434    14,032    16,576
        Other                                      1,171       939     1,582
    Inventories                                    6,191     7,713     6,275
                                                  ------    ------    ------
                                                  16,192    23,024    25,333
                                                  ------    ------    ------

Long-term receivables:
    Deferred income taxes                            178       128       163
    Funds in respect of employee rights upon
        retirement                                   909     1,217     1,415
                                                  ------    ------    ------
                                                   1,087     1,345     1,578
                                                  ------    ------    ------

Fixed assets:
    Cost                                           3,003     2,964     3,117
    L e s s - accumulated depreciation               753       899     1,052
                                                  ------    ------    ------
                                                   2,250     2,065     2,065
                                                  ------    ------    ------
                                                  19,529    26,434    28,976
                                                  ======    ======    ======

          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Credit from banks                              3,143     6,937     6,212
    Accounts payable and accruals:
        Trade                                      5,028     7,944     9,267
        Other                                        827       944     1,117
                                                  ------    ------    ------
        T o t a l  current liabilities             8,998    15,825    16,596
                                                  ------    ------    ------

Long-term liabilities:
    Liability for employee rights upon
        retirement                                 1,085     1,289     1,651
    Bank loans (net of current maturities)           880       434       282
                                                  ------    ------    ------
                                                   1,965     1,723     1,933
                                                  ------    ------    ------
        T o t a l  liabilities                    10,963    17,548    18,529
Shareholders' equity                               8,566     8,886    10,447
                                                  ------    ------    ------
                                                  19,529    26,434    28,976
                                                  ======    ======    ======

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

          STATEMENTS OF INCOME (LOSS) DATA:

                                                YEAR ENDED           NINE MONTHS ENDED
                                                DECEMBER 31             SEPTEMBER 30
                                            -------------------     -------------------
                                             2002        2003        2003        2004
                                            -------     -------     -------     -------
                                                                        (UNAUDITED)
                                                                    -------------------
                                                     NOMINAL NIS IN THOUSANDS
                                            -------------------------------------------
Revenue                                      32,779      37,573      25,963      52,497
Cost of revenue                              26,219      30,639      20,391      43,306
                                            -------     -------     -------     -------
Gross profit                                  6,560       6,934       5,572       9,191
Selling, marketing, general and
    administrative expenses                   5,541       5,815       4,230       6,361
                                            -------     -------     -------     -------
Income from ordinary operations               1,019       1,119       1,342       2,830
Financial expenses - net                       (790)       (508)       (189)       (646)
                                            -------     -------     -------     -------
Income before taxes on income                   229         611       1,153       2,184
Taxes on income                                  71        (302)       (485)       (801)
                                            -------     -------     -------     -------
Income from continuing operations               300         309         668       1,383
Gain (loss) from discontinued operations       (260)         11        (138)         62
                                            -------     -------     -------     -------
Net income for the period                        40         320         530       1,445
                                            =======     =======     =======     =======

                     ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):



     STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY DATA:

                                                                   ADDITIONAL
                                                         SHARE       PAID-IN     DEFERRED      RETAINED
                                                        CAPITAL      CAPITAL   COMPENSATION    EARNINGS       TOTAL
                                                          ---        ------        ----         ------        ------
                                                                           NOMINAL NIS IN THOUSANDS
                                                          ----------------------------------------------------------
Balance at January 1, 2002                                 *          3,627                      4,899         8,526
Changes during 2002 -
    net income                                                                                      40            40
                                                          ---        ------        ----         ------        ------
Balance at December 31, 2002                               *          3,627                      4,939         8,566
Changes during 2003 -
    net income                                                                                     320           320
                                                          ---        ------        ----         ------        ------
Balance at December 31, 2003                               *          3,627                      5,259         8,886
Changes during the nine month period
    ended September 30, 2004 (unaudited):
     Employee stock based deferred compensation                         867        (867)
     Amortization of deferred employee stock-based
        compensation                                                                116                          116
    Net income                                                                                   1,445         1,445
                                                          ---        ------        ----         ------        ------
Balance at September 30, 2004 (unaudited)                  *          4,494        (751)         6,704        10,447
                                                          ===        ======        ====         ======        ======




                 * Represents an amount of less than NIS 1,000.